STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of July 18, 2008 (the “Effective Date”), by and among First Trinity Financial Corporation, an Oklahoma corporation (“Buyer”), First Life America Corporation, a life insurance company organized under the laws of the State of Kansas (the “Company”) and Brooke Capital Corporation, a Kansas corporation (“Seller”).

W I T N E S S E T H:

WHEREAS, the Company is a stock life insurance company duly organized, existing and in good standing under the laws of the State of Kansas, with an authorized capital of 1,500,000 shares of common stock with a par value of $1.00 per share, of which 1,500,000 shares are issued and 1,499,988 shares are outstanding (the “Shares”), and twelve shares are held in the treasury of the Company, and is engaged in the writing, sale, and servicing of various insurance products including term life, whole life and final expense insurance and annuity programs (the “Business”);

WHEREAS, Seller owns all of the outstanding Shares of the capital stock of the Company and desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Seller subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

1. Definitions. In this Agreement, the following capitalized terms used in this Agreement shall have the meanings specified or referred to in this Section 1 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below means such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

1.1. “Accounting Firm” An accounting firm of regional or national standing selected as follows: Each of the Parties will distribute to the other Party a list of three accounting firms of regional or national standing. If there is a match on the lists exchanged by the Parties, the firm so identified will be the Accounting Firm. If more than one name on each list matches, the Accounting Firm shall be chosen by lot from the matching names. If no names on the list match, the Parties will exchange a new list consisting of three additional accounting firms within ten Business Days (of which at least two selections shall not be any of the firms identified on the first list), and repeat the process set forth above until a match is made, which shall be the Accounting Firm.

1.2. “Adjusted Statutory Capital and Surplus” has the meaning set forth in Section 2.2.

1.3. “Affiliate” means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For the purposes of this definition, the term “control” (including the terms “controlled by” and “under common control”) means the possession of the power to direct the management and policies of a Person whether through ownership of voting securities, contract or otherwise.

1.4. “Affiliate Transaction” means any transaction (including without limitation, loans) between the Company, on the one hand, and any Affiliate of the Company, Seller, any officer or director of the Company or their respective Affiliates and relatives, on the other hand.

1.5. “Agents’ Debit Balances” has the meaning set forth in Section 3.12.1.

1.6. “Assets and Properties” means all assets or properties of every kind, nature, character and description (whether real, personal, or mixed, and whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise, and wherever situated) as now operated, owned or leased by a specified Person, including without limitation, cash, cash equivalents, securities, accounts and notes receivable, real estate, equipment, furniture, fixtures, insurance or annuities in force, goodwill and going-concern value.

1.7. “AVR” means the asset valuation reserve required to be established or maintained by the Company at any particular time, calculated in accordance with SAP.

1.8. “Books and Records” shall mean all original files and records (or copies thereof) in whatever form (including computer generated, recorded or stored records, and any database, magnetic or optical media, to the extent not subject to licensing restrictions) in the possession of or under the control of Seller and the Company relating primary to the Business and the Company, including without limitation, policy files, claim files, underwriting files, sales records, advertising files, customer lists, compliance records, financial records, policy form files (including all files relating to the filing and approval of policy forms, applications or riders with any Governmental Body), agreements with agents and producers, rate filings and actuarial reports and data developed or utilized by the Company or on its behalf in support of premium rates charged under the policies, accounting, financial reporting, Tax, business, marketing, corporate and other files, documents, instruments, papers, books and records of the Company, including without limitation, financial statements, budgets, projections, ledgers, journals, deeds, titles, policies, manuals, minute books, stock certificates and books, stock transfer ledgers, contracts, franchises, permits, agency lists, policyholder lists, supplier lists, reports, computer files, retrieval programs, operating data or plans, and environmental studies or plans.

1.9. “Business” has the meaning specified in the first recital of this Agreement.

1.10. “Business Day” means any day in which the New York Stock Exchange is open for trading in the United States of America.

1.11. “Buyer” has the meaning specified in the first paragraph of this Agreement.

1.12. “Buyer Indemnified Parties” has the meaning specified in Section 8.1.1.

1.13. “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., any amendments thereto, any successor statutes, and any regulations promulgated thereunder.

1.14. “Closing” means the closing of the transactions contemplated in this Agreement, including the purchase and sale of the Shares from Seller to Buyer.

1.15. “Closing Date Adjusted Statutory Capital and Surplus” has the meaning specified in Section 2.2.

1.16.	“Closing Date” has the meaning specified in Section 2.4.

1.17.	“Closing Date Purchase Price” has the meaning specified in Section 2.2.

1.18.	“Code” means the Internal Revenue Code of 1986, as amended.

1.19.	“Company” has the meaning specified in the first paragraph of this Agreement.

1.20. “Confidential Information” means (1) with respect to the Company, all (a) confidential information and trade secrets of the Company or its Affiliates including without limitation, any of the same comprising the identity, lists or descriptions of any customers, policyholders, agents, producers, referral sources or organizations, (b) financial statements, cost reports or other financial information, (c) contract proposals, or bidding information, (d) business plans and training and operations methods and manuals, (e) personnel records, (f) information concerning fee structures, and (g) management systems, policies or procedures, including related forms and manuals; and (2) with respect to Seller, all confidential information of Seller including without limitation, all information relating to Seller’s income or personal finances, and all other non-public information concerning Seller contained in the books and records of the Company. Confidential Information shall not include any information (1) which is disclosed pursuant to subpoena or other legal process; (2) which has been publicly disclosed; (3) which subsequently becomes legally known and is not in violation of any obligation of confidentiality of such person; or (4) which is subsequently disclosed by any third party not in breach of a confidentiality agreement.

1.21. “Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Body).

1.22. “Current Taxes” has the meaning set forth in Section 3.13.2.

1.23. “Disclosure Schedule(s)” means the bound record dated as of the Effective Date, furnished by Seller to Buyer pursuant to Section 5.6, and containing all lists, descriptions, exceptions and other information and materials as are required to be included therein pursuant to this Agreement.

1.24. “Effective Date” has the meaning set forth in the first paragraph of this Agreement.

1.25. “Employee Benefit Plans” shall mean all Employee Pension Benefit Plans, all Employee Welfare Benefit Plans, all stock bonus, stock ownership, stock option, stock purchase, stock appreciate rights, phantom stock, and other stock plans (whether qualified or nonqualified), and all other pension, welfare, severance, retirement, bonus, deferred compensation, incentive compensation, insurance (whether life, accident and health, or other and whether key man, group, workers compensation, or other), profit sharing, disability, thrift, day care, legal services, leave of absence, layoff or supplemental or excess benefit plans, and all other benefit contracts, arrangements or procedures having the effect of a plan, in each case existing on or before the Closing Date under which the Company is or may hereafter become obligated in any manner (including without limitation, obligations to make contributions or other payments) and which cover some or all of the present or former officers, directors, employees, agents, consultants or other similar representatives providing services to or for the Company; provided that, such term shall not include (1) routine employment policies and procedures developed and applied in the ordinary course of business, including without limitation, sick leave, vacation, and holiday policies; and (2) directors and officers liability insurance.

1.26. “Encumbrance” means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, restrictive covenant or other material restrictions of any kind.

1.27. “Environmental Laws” means any applicable federal, state, territorial, provincial, foreign or local law, common law doctrine, rule, order, decree, judgment, injunction, license, permit or regulation relating to environmental matters, including those pertaining to land use, air, soil, surface water, ground water (including the protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or any other environmental matter, together with any other laws (federal, state, territorial, provincial, foreign or local) relating to emissions, discharges, releases or threatened releases of any pollutant or contaminant including without limitation, medical, chemical, biological, biohazardous or radioactive waste and materials, into ambient air, land, surface water, groundwater, personal property or structures, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, discharge or handling of any contaminant, including without limitation, the Federal Water Pollution Control Act (33 U.S.C. 1251 et seq.), the Clean Air Act (42 U.S.C. 1251 et seq.), the Toxic Substances Control Act (15 U.S.C. 2601 et seq.), and the OSHA (29 U.S.C. 651 et seq.), as such laws have been amended and are in effect as of the date hereof and any analogous federal or state or local laws, statutes and regulations promulgated thereunder as are in effect as of the date hereof.

1.28. “Environmental and Safety Requirements” has the meaning set forth in Section 3.26.

1.29. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.30. “Escrow Agent” has the meaning specified in Section 2.3.

1.31. “Escrow Agreement” means the Escrow Agreement to be executed by and among Seller, Buyer and the Escrow Agent in substantially the same form as Exhibit A.

1.32. “Escrow Deposit” shall mean the deposit described in Section 2.3.

1.33. “Escrow Sum” has the meaning set forth in Section 2.3.

1.34. “Estimated Closing Date Adjusted Statutory Capital and Surplus” has the meaning set forth in Section 2.2.

1.35. “Fair Market Value” shall mean with respect to the value of bonds held in the portfolio of the Company for purposes of determining the Closing Date Adjusted Statutory Capital and Surplus of the Company, the valuation of the bonds as of the Closing Date as determined by Conning & Company, or if Conning & Company is not available or refuses to serve, by a securities firm of nationally-recognized standing mutually acceptable to the Parties. The Fair Market Value of the bonds as determined by Conning & Company shall be utilized by the Parties in the calculation of the Closing Date Adjusted Statutory Capital and Surplus of the Company. The fees of Conning & Company or such other securities firm for these services shall be shared equally by the Parties.

1.36. “Final Closing Date Adjusted Statutory Capital and Surplus” has the meaning specified in Section 2.2.

1.37. “Financial Statements” has the meaning specified in Section 3.10.2.

1.38. “GAAP” means United States generally accepted accounting principles, consistently applied.

1.39. “Governmental Body” means any foreign, federal, state, local or other governmental body or regulatory body.

1.40. “Governmental Permits” means all licenses, certificates of authority, privileges, immunities, approvals, franchises, authorizations and permits held or applied for by the Company or Seller from any Governmental Body and necessary for the conduct of the Business by the Company and Seller.

1.41. “Guaranteed Obligation(s)” means all liabilities of Persons other than the Company with respect to which the Company is or may be held liable or otherwise financially responsible, including all guaranties, whether of payment or collection, rights of recourse, rights of indemnification to the extent such indemnification arises out of, results from or relates to a transaction entered into outside the ordinary course of business, contingent purchase agreements, any promissory notes with respect to which the Company is a joint or co-maker, as well as any leases of personal property where the personal property which is the subject of such lease presently is in the possession of any Person other than the Company.

1.42. “Hazardous Wastes” means (1) any chemical pollutant, contaminant, pesticide, petroleum product or byproduct, radioactive substance, solid waste (hazardous or extremely hazardous), special, dangerous or toxic waste, hazardous or toxic substance, chemical or material regulated, listed, referred to, limited or prohibited under any Environmental Law, including without limitation: (a) friable or damaged asbestos, (b) asbestos-containing material, (c) polychlorinated biphenyls (PCBs), (d) solvents, and (e) waste oil; (2) any “hazardous substance” as defined under CERCLA or any Environmental Law; (3) any hazardous waste defined under RCRA or any Environmental Law; and (4) even if not prohibited, listed, limited or regulated by an Environmental Law, all pollutants, contaminants, hazardous, dangerous or toxic chemical materials, wastes or any other substances, including without limitation, any industrial process or pollution control waste (whether or not hazardous within the meaning of RCRA) which could pose a hazard to the environment, or the health and safety of any person or impair the use or value of any portion of the property of the Company.

1.43. “Historic Financial Statements” has the meaning set forth in Section 3.10.1.

1.44. “Hourly Employees” has the meaning specified in Section 3.27.

1.45. “IMR” means the interest maintenance reserve required to be established and maintained by the Company at any particular date, calculated in accordance with SAP.

1.46.	“Indemnifiable Costs” has the meaning specified in Section 8.1.1.

1.47.	“Indemnified Parties” has the meaning specified in Section 8.1.2.

1.48.	“Intellectual Property” has the meaning specified in Section 3.18.

1.49. “Intercompany Agreements” means any contract, arrangement, lease, agreement or transaction between the Company and any Affiliate of the Company that involves any purchase, sale, exchange, loan or other extension of credit or investment between the Company and any Affiliate of the Company, any tax allocation or tax sharing agreements, any reinsurance or coinsurance agreements, or any agreement which provides for the rendering of services between the Company and any Affiliate of the Company on a regular or systematic basis.

1.50.	“Intercompany Balances” shall have the meaning specified in Section 5.16.

1.51.	“Interim Financial Statements” has the meaning set forth in Section 3.11.1(b).

1.52.	“IRS” means the Internal Revenue Service.

1.53. “Knowledge” means, for purposes of Section 3, actual knowledge of the officer and directors of Seller and the officers and directors of the Company, after due inquiry.

1.54. “Material” shall, where appropriate in context of its use, be deemed to mean an amount of money greater than $50,000.

1.55. “Material Adverse Effect” means any change or effect that is or would reasonably be expected to be materially adverse to the assets, properties, Business, operations, liabilities, results of operation, regulatory status or financial condition of the Company including without limitation, the occurrence of any single event, or any series of related events, or set of related circumstances, which proximately causes an actual, direct economic loss to the Company, taken as a whole, in excess of $50,000 per occurrence or $75,000 in the aggregate; provided that, no such change or effect shall be a Material Adverse Effect if it results from either (1) changes in economic, banking, currency, capital markets, regulatory, political or other similar conditions, financial services, commodities or other market conditions or prevailing interest rates that in any case, do not disproportionately affect the Company compared to other companies in the industry; or (2) changes in or events affecting the insurance industry that, in any case, do not disproportionately affect the Company compared to other companies in the industry.

1.56. “Material Contracts” has the meaning specified in Section 3.14.

1.57. “OSHA” means the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., any amendment thereto, and any regulations promulgated thereunder.

1.58. “Owned Real Property” has the meaning set forth in Section 3.15.

1.59. “Parties” means collectively Buyer, the Company and Seller and “Party” means any one of the Parties individually.

1.60. “Permitted Exception” means (1) liens for Taxes and other governmental charges and assessments which are not yet due and payable; (2) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; and (3) other liens or imperfections on property including the Owned Real Property, which are not material in amount or do not materially detract from the value or the marketability of such property or the existing use of the property affected by such lien or imperfection.

1.61. “Permitted Substances” means (1) immaterial quantities of Hazardous Wastes resulting from the normal use of cleaning materials, pesticides and herbicides on the Owned Real Property in conformance with all applicable Environmental Laws and (2) Hazardous Wastes stored or employed by the Company in the ordinary course of the Company’s business on the Owned Real Property, which Hazardous Wastes are stored, employed and disposed of in conformance with all applicable Environmental Laws.

1.62. “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or Governmental Body.

1.63. “Plan Affiliate” has the meaning set forth in Section 3.28.

1.64. “Pre-Closing Tax Periods” has the meaning specified in Section 6.4.1.

1.65. “Prepaid Expenses” shall mean the sum of the prepayments of the Company’s obligations (1) under the service agreement for the fire system; (2) for elevator annual maintenance; and (3) under fidelity bonds.

1.66. “Purchase Price” has the meaning specified in Section 2.2.

1.67. “RCRA” means the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., and any amendment thereto, and any regulations promulgated thereunder as are in effect as of the date hereof.

1.68. “Requirements of Laws” means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body (including without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law.

1.69. “Salaried Employees” has the meaning specified in Section 3.27.

1.70. “SAP” shall mean the accounting practices required or permitted by the National Association of Insurance Commissioners and the insurance regulatory authorities in the State of Kansas, consistently applied throughout the specified period and in the immediately prior comparable period.

1.71. “SAP Statements” shall mean the Annual and Quarterly Financial Statements of the Company prepared in accordance with SAP and delivered to Buyer pursuant to Sections 3.10 and 5.5.

1.72.	“Securities Act” means the Securities Act of 1933, as amended.

1.73.	“Seller Indemnified Parties” has the meaning specified in Section 8.1.2.

1.74.	“Seller” has the meaning set forth in the first paragraph of this Agreement.

1.75.	“Shares” means all of the outstanding shares of the capital stock of the Company.

1.76. “Subsidiary(ies)” means any corporation or other Person which is an entity with respect to which another specified entity either (1) has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or managers of such Person; or (2) owns a majority of the ownership interests of such entity.

1.77. “Tax” or “Taxes” means any federal, state, local or foreign income, alternative or add-on minimum, gross income, gross receipts, windfall profits, severance, property, production, premium, sales, use, transfer, gains, license, excise, employment, payroll, withholding or minimum, transfer, goods and services, or any other tax, custom, duty, governmental fee, assessment or other like charge of any kind whatsoever related to the Company or to the Business, together with any interest or any penalty, or additional amount imposed thereon by any Governmental Body.

1.78. “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including without limitation, any information return, claims for refund, amended return and declaration of estimated Tax.

1.79. “Transaction Documents” means this Agreement, the Escrow Agreement, the secretary’s certificate and such other documents, certificates and agreements contemplated by any of the foregoing or delivered or to be delivered by any party pursuant to this Agreement.

1.80. “Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

2. Agreement of Purchase and Sale; Closing.

2.1. Agreement to Sell and Purchase. On the Closing Date (as hereinafter defined), Seller agrees to sell the Shares to Buyer and Buyer agrees to purchase the Shares from Seller upon the terms and conditions set forth in this Agreement.

2.2. Purchase Price; Adjustment. The total aggregate consideration for the Shares purchased by Buyer from Seller shall be an amount equal to the Adjusted Statutory Capital and Surplus of the Company as of the Closing Date (“Closing Date Adjusted Statutory Capital and Surplus”), plus $4,750,000, but not to exceed, in the aggregate, a total purchase price of $8,000,000 (the “Purchase Price”). “Adjusted Statutory Capital and Surplus” shall mean (1) the capital and surplus of the Company, determined in accordance with SAP (except that the value of bonds owned by the Company shown on Schedule D of the Company’s SAP Statements shall be marked to Fair Market Value as of the Closing Date with the exception of any lottery securities, which will be reflected at amortized cost less $30,000) including statutory reserves and liabilities calculated (a) in accordance with the terms and conditions of the policies constituting the Business, including without limitation, actuarial assumptions that were reasonable in relation thereto, (b) in accordance with applicable SAP and actuarial principles and practices applicable to the Company under Requirements of Laws, and (c) consistent with the methodologies used by the Company’s consulting actuary, Eric Newberg (of Miller & Newberg, Inc.), to the extent such methodologies are consistent with preceding subclauses (a) and (b), in calculating statutory reserves and liabilities for the purposes of its most recent annual and quarterly statements filed with the Kansas Insurance Department, consistently applied with prior periods; plus (2) AVR and IMR; plus (3) Agents’ Debit Balances; plus (4) Prepaid Expenses as included on Line 23 as non-admitted assets on the asset page of the Company’s SAP Statements; less (5) 20% of the amount by which $930,000 exceeds the deferred tax asset associated with the sum of (a) net operating loss carryforward for Tax purposes, plus (b) capital loss carryforward for Tax purposes; plus (6) the amount, if any, of the decrease of the net admitted deferred Tax asset below $53,555 as a result of a decrease in the amount of the net operating loss carryforward for Tax purposes. On the day prior to the Closing Date, Seller will determine and will deliver to Buyer a certificate of the chief financial officer of Seller and the Company setting forth Seller’s determination of the Adjusted Statutory Capital and Surplus of the Company as of the Closing Date, calculated in accordance with the provisions of this Section 2.2, including without limitation, an estimate of the Fair Market Value of the bonds, and statutory reserves and liabilities as such statutory reserves and liabilities are shown on the Quarterly SAP Statement of the Company as filed with the Kansas Insurance Department for the second quarter, 2008, with true and complete copies of all work papers related thereto (collectively, the “Estimated Closing Date Adjusted Capital and Surplus.”) The Purchase Price at Closing will be based on the amount of the Estimated Closing Date Adjusted Capital and Surplus as shown on the certificate of the chief financial officer of Seller and the Company (the “Closing Date Purchase Price”). Within 90 days after the Closing Date, the chief financial officer of Buyer shall deliver to Seller a certificate of the chief financial officer of Buyer setting forth Buyer’s determination of the Adjusted Statutory Capital and Surplus of the Company as of the Closing Date, calculated in accordance with the provisions of this Section 2.2 based upon actual SAP reserves and liabilities for insurance policies in force in the Company on the Closing Date and actual Fair Market Value of the bonds, together with true and complete copies of all work papers related thereto (collectively, the “Final Closing Date Adjusted Statutory Capital and Surplus”). If, within 15 Business Days after receipt by Seller of the certificate of the chief financial officer of Buyer of such determination of the Final Closing Date Adjusted Statutory Capital and Surplus, Seller agrees with such determination and so notifies Buyer, or if Seller shall fail to notify Buyer that it disagrees with such determination within such 15 Business Days, such determination shall be the Closing Date Adjusted Statutory Capital and Surplus. If Seller notifies Buyer within such 15 Business Days that Seller does not agree with such determination of the Final Closing Date Adjusted Statutory Capital and Surplus, Seller and Buyer shall in good faith for a period of 15 Business Days thereafter, attempt to negotiate a determination of the Closing Date Adjusted Statutory Capital and Surplus. If Buyer and Seller fail to resolve any disputed amounts within 30 days after Seller gives Buyer notice of any disputed amounts in the Buyer’s calculation of the Final Closing Date Adjusted Statutory Capital and Surplus, Seller and Buyer will promptly engage the Accounting Firm to resolve any such disputed matters in accordance with the terms of this Agreement, and, in connection with such engagement, Buyer and Seller shall execute any engagement, indemnity and other agreements as the Accounting Firm may require as a condition to such engagement. The Accounting Firm’s engagement shall be limited to the resolution of disputed amounts set forth in Buyer’s calculation of the Final Closing Date Adjusted Statutory Capital and Surplus that have been identified by Seller, which resolution shall be in accordance with this Agreement, and no other matter relating to the Final Closing Date Adjusted Statutory Capital and Surplus shall be subject to determination by the Accounting Firm except to the extent affected by resolution of the disputed amounts. In resolving any disputed item, the Accounting Firm shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties agree that the adjustments contemplated by this Section are intended to show the change between the Final Closing Date Adjusted Statutory Capital and Surplus and Estimated Closing Date Adjusted Statutory Capital and Surplus and that such change can only be measured if each calculation is done in a manner consistent with this Agreement. The Parties shall cooperate diligently with any reasonable request of the Accounting Firm in an effort to resolve any disputed matter as soon as reasonably possible after the Accounting Firm is engaged. If possible, the decision of the Accounting Firm shall be made within 30 days after being engaged. The decision of the Accounting Firm shall be set forth in a written statement delivered to Seller and Buyer and shall be final and binding on the Parties, absent fraud or manifest error. If the Accounting Firm’s designation of the Closing Date Adjusted Statutory Capital and Surplus is equal to or greater than the amount of the Final Closing Date Adjusted Statutory Capital and Surplus determined by the chief financial officer of Buyer, the fees and expenses of the Accounting Firm shall be paid by Seller; if the Accounting Firm’s determination of the Closing Date Adjusted Statutory Capital and Surplus is less than the amount of the Final Closing Date Adjusted Statutory Capital and Surplus determined by the chief financial officer of Buyer, the fees and expenses of the Accounting Firm shall be paid by Buyer. If the Amount of the Closing Date Adjusted Statutory Capital and Surplus is greater than the amount of the Estimated Closing Date Adjusted Statutory Capital and Surplus, Buyer shall pay the difference, plus interest at the rate of six percent per annum from the Closing Date to the date of payment, to Seller within ten Business Days after the determination of the Closing Date Adjusted Statutory Capital and Surplus is made; if the amount of the Closing Date Adjusted Statutory Capital and Surplus is less than the amount of the Estimated Closing Date Adjusted Statutory Capital and Surplus, Seller shall refund the difference, plus interest at the rate of six percent per annum from the Closing Date to the date of payment, to Buyer within ten Business Days after the determination of the Closing Date Adjusted Statutory Capital and Surplus is made. Failure by either party to pay an amount due hereunder within such ten Business Day period shall result in the imposition of an interest rate on the amount due equal to the highest lawful rate per annum from the Closing Date to the date of payment.

2.3. Escrow Account. On the Effective Date, Seller and Buyer will establish an escrow account (the “Escrow Account”) with The Bank of Oklahoma in Tulsa, Oklahoma (the “Escrow Agent”) pursuant to the terms and provisions of an escrow agreement entered into by and among Seller, Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”). Seller shall be responsible for all of the expenses of establishing and maintaining the Escrow Account, including without limitation, the fees and expenses of the Escrow Agent. Within five Business Days after the Effective Date, Buyer shall deposit with the Escrow Agent, the sum of $800,000 in cash, which sum shall be held in escrow by the Escrow Agent in accordance with the provisions of the Escrow Agreement. The Escrow Deposit, including any interest accrued thereon (the “Escrow Sum”) shall be (1) distributed pursuant to Section 9.2 upon the termination of this Agreement prior to Closing; or (2) (a) credited to the Closing Date Purchase Price payable to Seller at Closing, and (b) remain in escrow for a period of 18 months following the Closing Date in order to secure the indemnification obligations of Seller and the Company to Buyer Indemnified Parties under Section 8.1.1.

2.4. Closing and Closing Date. The Closing of the transactions contemplated herein (the “Closing”) will take place, assuming satisfaction or waiver of each of the conditions set forth in Section 7 hereof, at 8500 College Boulevard, Overland Park, Kansas, or at such other location as the Parties may mutually agree, at 10:00 a.m. (Central time) on a date (the “Closing Date”) to be mutually agreed upon between the Parties, or if no date has been agreed to, on the first Business Day of the month following the month in which all of the conditions set forth in Section 7 hereof (other than delivery of officers’ certificates) have been satisfied or waived. At the option of the Parties, documents to be delivered at Closing may be delivered by facsimile transmission (or in electronic pdf format), and the delivery of the original documents shall be made on the first Business Day following the Closing Date. At the Closing, (1) Seller and the Company will deliver to Buyer the various certificates, instruments, and documents referred to in Sections 7.1.1 and 7.1.7 below; (2) Buyer will deliver to Seller and to the Company the various certificates, instruments, and documents referred to in Sections 7.2.1 and 7.2.3 below; (3) Seller will deliver to Buyer stock certificates representing the Shares in proper form for transfer, or accompanied by stock powers executed by Seller for purchase by Buyer, transferring good and indefeasible title to the Shares to Buyer, free and clear of all Encumbrances; and (4) Buyer will pay Seller, in cash, an amount equal to the balance of the Closing Date Purchase Price specified in Section 2.2, net of the Escrow Sum by wire transfer of immediately available funds to an account designated by Seller. Seller shall provide Buyer with wire transfer instructions and bank routing numbers for the payment of the balance of the Closing Date Purchase Price at least 48 hours prior to the Closing Date.

3. Representations and Warranties of the Company and Seller. Seller and the Company hereby represent and warrant to Buyer as follows:

3.1. Organization and Authorization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, and is duly qualified and possesses all Governmental Permits and corporate power and authority necessary to own, lease and operate its Assets and Properties and Business and carry on its operations as it is now being conducted. Seller is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which such qualification is necessary for the conduct of the Business, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which Seller is a party. This Agreement and each of the Transaction Documents to which Seller is a party have been duly executed and delivered by Seller and assuming the due authorization, execution, delivery and performance by the other Parties hereto and thereto, constitutes, and will constitute, the valid and legal binding obligation of Seller, enforceable against Seller in accordance with their respective terms. Except as set forth on Schedule 3.1, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller, and (1) subject to obtaining the consents, approvals and authorizations set forth in Schedule 3.1, will not conflict with or result in any breach or violation of or any default under (or give rise to any right of termination, cancellation or acceleration under) (a) the articles of incorporation or bylaws of Seller, or (b) any note, bond, mortgage, indenture, lease, license, permit, agreement or other instrument or obligation to which Seller is a party or by which Seller is or may be bound; and (2) violate any Requirements of Laws.

3.2. Organization and Authorization of the Company. Company is a corporation duly organized, validly existing, and in good standing as a life insurance company under the laws of the State of Kansas. The Company is duly qualified to do business and is in good standing as a foreign corporation in the jurisdictions listed on Schedule 3.2 and there are no other jurisdictions in which its failure to qualify as a foreign corporation would reasonably be expected to have a Material Adverse Effect. The Company has full corporate power and authority to carry on the Business as it is now being conducted and to own or hold under lease the Assets and Properties it now owns or holds under lease. The Company has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery, and performance of this Agreement, the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of the Company. This Agreement and each of the Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution, delivery and performance by the other Parties hereto and thereto, constitute the valid and binding obligations of the Company and are enforceable against the Company in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium and similar Requirements of Laws affecting the enforceability of creditors’ rights in general or by general principles of equity. Except as set forth on Schedule 3.2, no Governmental Permits, approvals or consents of or notifications to (1) any Governmental Body; or (2) any other Persons are necessary in connection with the execution, delivery and performance by the Company of this Agreement and the Transaction Documents and the consummation by the Company of the Transactions.

3.3. Title to Shares. Except as set forth in Schedule 3.3, Seller has good and marketable title (beneficially and of record) to all of the Shares described in Schedule 3.3, free and clear of any Encumbrances whatsoever, and none of the Shares is subject to any outstanding option, warrant, call, or similar right of any other Person to acquire the same, and none of the Shares is subject to any restriction on transfer thereof except for restrictions imposed by applicable federal and state securities laws. Upon consummation of the Transactions, Buyer will hold good and marketable title to all of the Shares, free and clear of any Encumbrances whatsoever, other than Encumbrances resulting from acts, events, or circumstances solely within the control of Buyer.

3.4. Subsidiaries. The Company has no Subsidiaries nor any stock, partnership interests, limited liability company interests, joint venture interests or other equity interests of whatsoever kind or nature in any other Person. Except as set forth on Schedule 3.4 and except for the actions and activities of the Company, Seller (1) has no involvement of whatsoever kind or nature in the Business; and (2) has no ownership or other interest in any Affiliate of Seller that is engaged, involved or participates in any manner in the Business. Except as set forth on Schedule 3.4, the Business currently engaged in by the Company has not been conducted or operated by any other Person other than the Company.

3.5. Certificate of Incorporation, By-Laws, Officers and Directors. Seller has delivered to Buyer complete and correct copies of the Company’s Certificate of Incorporation and all amendments thereof to date, as filed with the Secretary of State of the State of Kansas, and the Bylaws of the Company, as amended to date, certified by an officer of the Company. Schedule 3.5 contains a complete and correct list of all of the officers and directors of the Company.

3.6. Capital Stock. Schedule 3.6 sets forth the entire authorized capital stock and the total number of issued and outstanding shares of capital stock of the Company. All of the Shares are validly issued, fully paid and non-assessable and owned, beneficially and of record, by Seller and no Shares are subject to, nor have been issued in violation of, preemptive or similar rights. All issuances, sales and repurchases by the Company of its capital stock have been effected in compliance with all applicable laws, including applicable federal and state securities laws.

3.7. Convertible Securities, Options, Etc. Except as set forth on Schedule 3.7, the Company has no outstanding stock or other securities convertible into or exchangeable for shares of its capital stock or containing profit participation features, and the Company has no outstanding options, warrants or rights to subscribe for or to purchase any of its capital stock or any stock or securities convertible into or exchangeable for its capital stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock. There are no voting agreements, voting trusts or other agreements (including contractual or statutory preemptive rights or cumulative voting rights), commitments or understandings with respect to the voting or transfer of the capital stock of the Company.

3.8. Books and Records. The Books and Records of the Company, all of which will be delivered by Seller to Buyer at Closing, are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. No meeting of any shareholders, board of directors, or any committee of the Company thereof, has been held for which minutes have not been prepared and are not contained in such minute books except where the failure to have minutes prepared and/or included in the minute books would not reasonably be expected to have a Material Adverse Effect. The stock ledger of the Company contains a complete and correct record of all issuances and transfers of capital stock of the Company. All of the material books and records of the Company are in the possession of the Company.

3.9. Compliance with Applicable Laws. Except as set forth on Schedule 3.9, the Company is in compliance with all applicable Requirements of Laws, Governmental Permits and Court Orders (to which it or its Assets and Properties, personnel or business activities are subject). The Company is not a party to, bound by or affected by, any Court Order (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Body) with respect to any of the Company’s Assets and Properties, personnel or business activities. Except as set forth on Schedule 3.9, the Company is not in violation of, or delinquent in respect to, any Court Order, Requirements of Laws or Governmental Permits (to which it or its properties, assets, personnel or business activities are subject), arising out of, resulting from or in any way connected with the operation of the Company. The Company has filed with the proper Governmental Bodies all material statements and reports required by all Requirements of Laws, Governmental Permits and Court Orders to which the Company or any employees of Seller (because of their activities on behalf of the Company) are subject. Except as set forth on Schedule 3.9, no claim has been made by any Governmental Body (and, to the knowledge of the Company and Seller, no such claim is anticipated) to the effect that the Business fails to comply, in any material respect, with any Requirements of Laws, Governmental Permit or Environmental Obligation or that a Governmental Permit or Court Order is necessary in respect thereto. Copies of all notices of violation of any of the foregoing that the Company has received in the past five years have previously been furnished to Buyer.

3.10. Financial Statements. Schedule 3.10 contains the following financial statements of the Company:

3.10.1. The audited SAP Financial Statements, and the annual SAP Statements as filed with the Kansas Insurance Department, including the notes and schedules thereto, of the Company as of December 31, 2007, December 31, 2006 and December 31, 2005 (the “Historic Financial Statements”); and

3.10.2. The unaudited SAP Financial Statements and GAAP balance sheet and income statements, and quarterly SAP Financial Statements, as filed with the Kansas Insurance Department, including the notes and schedules thereto, and GAAP balance sheet and income statements, as of the month ended March 31, 2008 and the related statements of income for the three month period then ended (the “Interim Financial Statements” and together with the Historic Financial Statements, the “Financial Statements”).

3.10.3. Throughout all periods covered by the Financial Statements, the Company has prepared such statements in accordance with SAP and/or GAAP (other than normal adjustments with respect to the Interim Financial Statements). Except as set forth on Schedule 3.10, each of the SAP Financial Statements are, and will be, true and complete in all material respects, are consistent with the books and records of the Company, and present fairly in all material respects, in accordance with SAP and/or GAAP, the assets, liabilities, financial position and, where applicable, results of operations of the Company as of the dates and the periods therein set forth, except that the Interim Financial Statements lack auditing and footnote disclosures and are subject to normal adjustments, none of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. All items of income or expense that are unusual or of a non-recurring nature and which exceed $10,000, if any, either individually or in the aggregate together with all similar items of income or expense have been separately disclosed in the Financial Statements, or the footnotes thereto. Except for such liabilities as are not required by SAP to be set forth in the SAP Financial Statements which are described on Schedule 3.10, the SAP Financial Statements do not, as of the dates thereof or the date of delivery, include any asset or omit to state any liability or other fact, the inclusion of or omission of which renders the SAP Financial Statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 2007, there has been (1) no change in the Assets and Properties, liabilities, financial position, results of operations or Business of the Company (other than changes in the ordinary course of business), which, individually or in the aggregate, has had a Material Adverse Effect; and (2) no other event or condition of any character which has materially adversely affected, or would be expected to materially adversely affect, the financial condition, results of operations or Business of the Company.

3.10.4. Except for payables and accrued expenses arising in the ordinary course of business and as to be reflected on the Interim Financial Statements, the Company has no liabilities whatsoever for borrowed money, including any liabilities to Seller or any Affiliate of Seller.

3.10.5. Schedule 3.10 sets forth an accurate and complete list of all Guaranteed Obligations. This list shall include (1) an accurate description of every contract, agreement, personal property lease, relationship or commitment, written or oral, to which the Company is a party or by which the Company is bound that binds, commits or otherwise obligates the Company, directly or indirectly, to be primarily or secondarily liable for any liabilities of any Person other than the Company; (2) the original amount of all Guaranteed Obligations; (3) the outstanding balance of all Guaranteed Obligations as of the Closing Date; and (4) the Person to whom each Guaranteed Obligation is or may be owed. Immediately following the Closing, the Company will not have any Guaranteed Obligations for the benefit of Seller or any Affiliate of Seller.

3.10.6. Except for the Financial Statements described in Section 3.10.1, and except for monthly internal income statements and balance sheets prepared by the Company, copies of which will be furnished by Seller to Buyer as they are generated by the Company, since December 31, 2007, as of the Effective Date, no other financial statements have been prepared by or with respect to the Company (whether on a GAAP, SAP, or other basis).

3.11. Reserves. Except as disclosed on Schedule 3.11, all reserves and other similar amounts with respect to the Business as established or reflected in the December 31, 2007 Annual SAP Financial Statement of the Company (including without limitation, the reserves and amounts reflected respectively on lines 1 through 11 of page 3 of the December 31, 2007, Annual SAP Financial Statement of the Company): (1) were computed in accordance with commonly accepted actuarial standards consistently applied; (2) were fairly stated in all material respects in accordance with the benefits specified by the provisions of the related insurance policies and contracts and in the related reinsurance, coinsurance, and other similar contracts of the Company; (3) meet the requirements in all material respects of the insurance laws of the State of Kansas and of the states in which such insurance policies and contracts were issued or delivered; and (4) when considered in light of the assets held by the Company with respect to the reserves and related actuarial items, including without limitation, then-current assumptions concerning investment earnings on the assets and considerations anticipated to be received and retained under the insurance policies and contracts, mortality and morbidity experience, persistency and expenses, all such reserves and related actuarial items held in support of the insurance policies and contracts of the Company, together with future premiums, were good, sufficient and adequate, in all material respects, as of December 31, 2007 (under commonly accepted actuarial standards consistently applied and fairly stated in accordance with sound actuarial principles), to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, claims, expenses and other liabilities of the Company under all insurance policies and contracts under which the Company has or will have any liability (including without limitation, any liability arising under or as a result of any reinsurance, coinsurance, or other similar contract). The Company owns assets that qualify as legal reserve assets under applicable insurance laws in an amount at least equal to all such statutory reserves and other similar amounts.

3.12. Agents’ Debit Balances and Accounts Payable.

3.12.1. Except as set forth on Schedule 3.12, there has been no Material change in the collectability of all accounts and notes receivable and other debts and receivables owed to the Company by agents or producers of the Business (collectively the “Agent’s Debit Balances”) recorded in the books and records of account of the Company as reflected on the Interim Financial Statements, subject to any allowance for bad debt or doubtful receivables as reflected on the Interim Financial Statements.

3.12.2. All of the Company’s accounts payable have arisen in bona fide arm’s length transactions in the ordinary course of business and, prior to the Closing, the Company had been paying its accounts payable in the ordinary course, consistent with past practice.

3.13. Taxes.

3.13.1. All Taxes due and payable by the Company have been paid in full as of the Effective Date. The liability for Taxes of the Company reflected in the Financial Statements will be sufficient in all respects to provide for all interest, penalties, assessments or deficiencies, if any, which, as of the Closing Date, are due and unpaid and the appropriate accrual for other unpaid Taxes not yet due (collectively, the “Current Taxes”). The Company has timely filed all Tax Returns which it is required to have filed or proper extensions have been filed therefore, and such returns are complete and correct in all material respects. Any deficiencies proposed as a result of any audit by a Governmental Body have been paid, settled or are being contested or appealed, and except as provided on Schedule 3.13, there are no present disputes as to Taxes payable by the Company. There are no unexpired waivers by the Company of any statute of limitations with respect to any Taxes, and the Company is not a party to any action or proceedings by any Governmental Body for the collection or assessment of Taxes. The Company has complied with all applicable Requirements of Laws relating to the payment and withholding of Taxes (including without limitation, withholding of payroll and employment Taxes and Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and has, within the time and manner prescribed by applicable Requirements of Laws, withheld and paid over to any proper Governmental Body all amounts required to be withheld and paid. There are no Encumbrances for Taxes upon the assets or properties of the Company except for statutory Encumbrances for Taxes not yet due or payable. There are no Tax rulings, requests for rulings, or closing agreements relating to the Company which could materially affect the Company’s liability for Taxes for any period. The Company will not be required to take into income for any period on or after the Closing Date any adjustment under Section 481 of the Code (or any corresponding provision of state or local Tax law) as a result of any change of accounting method for a tax period beginning prior to the Closing Date or required by virtue of the transactions contemplated by this Agreement.

3.13.2. Since November 15, 2007, the Company is not consolidated or included in affiliated, consolidated, combined, or unitary group for purposes of filing Tax Returns or paying Taxes at any time. The Company does not have any liability for Taxes of any Person under Section 1.1502-6 of the U.S. income tax regulations or as a transferee of such Person or under any other provision of law, and the Company is not a party to or bound by or have any obligation under any Tax sharing or similar agreement or arrangement except for periods on or before November 15, 2007. Schedule 3.13 sets forth all countries, states, provinces, cities, and other jurisdictions in which the Company either (1) has been subject to any Tax at any time during the past four years; (2) is currently subject to any Tax; or (3) is or has been during the past four years subject to a claim that the Company is subject to any Tax. The Company is not and has never been a United States real property holding corporation for purposes of Sections 897 and 1445 of the Code, and no withholding Tax will be payable pursuant to Section 1445 or other provision of the Code upon the consummation of the Transactions. The Company has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. The Company has not filed a consent to have the provisions of Section 341(f) of the Code apply. There are no foreign income Tax rulings with respect to the Company that are material to the continuing operations of the Company. As a result of compliance with this Agreement, the Company will not be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code without regard to whether such payment is to be made in the future.

3.14. Material Contracts. Schedule 3.14 sets forth a correct and complete list (with copies attached or previously delivered to Buyer or, in the case of oral agreements, complete descriptions) of every material contract, agreement (except those contracts issued by the Company in the ordinary course of Business for the insurance products constituting the Business), reinsurance or coinsurance treaty, reinsurance agreement, lease, relationship or commitment (including without limitation, promissory notes, loan agreements, and other evidence of indebtedness, guarantees, agreements with vendors, suppliers, agents, producers, franchisors and customers, and service agreements) and Intercompany Agreements, written or oral, to which the Company is a party or by which the Company is bound pursuant to which obligations thereunder of either party thereto are, or are contemplated as being, (1) $30,000 or greater; (2) such that the termination or breach of such contract would reasonably be expected to have a Material Adverse Effect on the Company; or (3) are required to be disclosed on Schedule 3.10 (each a “Material Contract,” and collectively, the “Material Contracts”), correct and complete copies of which or, in the case of oral agreements, complete descriptions, previously have been furnished to Buyer. The Company is neither in default, nor to the knowledge of Seller and the Company has any event occurred that, with the giving of notice or the passage of time or both, would constitute a default by the Company, under any Material Contract or any other obligation owed by the Company, and no event has occurred that, with the giving of notice or the passage of time, or both, would constitute a default by any other party to any such Material Contract or obligation. Except as set forth on Schedule 3.14, each of the Material Contracts is in full force and effect, is valid and enforceable in accordance with its terms and is not subject to any claims, charges, set-offs or defenses. Each of the Material Contracts shall continue to be in full force and effect, be valid, binding and enforceable in accordance with their terms and not be subject to any claims, charges, set-offs or defenses as a result of the occurrence of the transactions contemplated herein, except as the direct result of acts of Buyer.

3.15. Owned Real Property. The Company owns, and has all right, title and interest in all of the real property described in Schedule 3.15 (collectively the “Owned Real Property”), which ownership interests are in each case free and clear of all Encumbrances, except for Permitted Exceptions. Following completion of the transactions contemplated herein, the Company shall continue to own all of the real property described in Schedule 3.15, in each case free and clear of all Encumbrances except Permitted Exceptions. The Owned Real Property constitutes all real properties used or occupied by the Company or reflected on the Financial Statements. With respect to the Owned Real Property: (1) the Company has use of all easements and rights necessary to conduct the Business; (2) no portion thereof is subject to any pending, or to the knowledge of Seller any threatened, condemnation proceeding or other proceeding by any public authority; (3) the Building, plants and structures are not, and the operation of the Business at the Owned Real Property is not, in violation of any zoning or other Requirements of Laws (including without limitation, obtaining all approvals of any Governmental Body, including Governmental Permits, required in the operation thereof), except for such violations as do not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; (4) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Owned Real Property except as set forth on Schedule 3.15; and (5) the Owned Real Property is supplied with utilities and other services necessary for the operation of such facilities as conducted by the Company. The Owned Real Property is in condition sufficient for the Business as presently conducted and has sufficient access for such purpose to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas and other utilities.

3.16. Assets and Properties of the Company. Schedule 3.16 sets forth a true and complete list of all Assets and Properties (other than Owned Real Property) owned or leased by, in the possession of, or used by the Company in connection with the Business and having, individually a value in excess of $1,000, or in the aggregate with all other similar items, a value in excess of $2,500, which list indicates the location of such items. The Company has good and valid title to, or a valid leasehold interest in, or valid license to, all Assets and Properties as reflected on the Financial Statements and each item listed on Schedule 3.16, in each case, free and clear of any Encumbrances other than Permitted Exceptions. The property listed on Schedule 3.16 constitutes all tangible (individually in excess of $1,000, or in the aggregate, having a value in excess of $2,500) or intangible personal property, rights and assets necessary for the conduct of the Business as now conducted. Such Assets and Properties is in good condition and repair, subject only to ordinary wear and tear, and, to the best of Seller’s knowledge, none of such Assets and Properties requires any repair or replacement within the next 12 months except for maintenance and replacement in the ordinary course of operations or as a direct result of actions by the Company or its employees after the Closing Date. Except as set forth in Schedule 3.16, none of the Assets and Properties listed on Schedule 3.16 is held under any lease, security agreement or conditional sales contract. Schedule 3.16 sets forth a list and reasonably detailed description of all material assets located at the offices of the Company that are not assets of the Company.

3.17. Litigation. Except as set forth in Schedule 3.17, there is no suit, action, proceeding, investigation, claim or order, in law or equity, pending or, to the Knowledge of Seller or the Company, pending or threatened, against the Company, Seller or any of their respective officers, directors or key employees, either involving or affecting any Assets and Properties of the Company or any Assets and Properties of Seller used in the Business or otherwise affecting any proposed business activity of the Company, before any court, any municipality or any other Governmental Body, nor, to the Knowledge of Seller and the Company, is there any reasonable basis for any such action, proceeding or investigation. None of the litigation listed on Schedule 3.17, if adversely determined, would reasonably be expected to result in a Material Adverse Effect, either individually or in the aggregate. The Company is not subject to any Court Order, stipulation or consent of any court or Governmental Body. Since January 1, 2005, the Company has not received any opinion or memorandum or legal advice from legal counsel retained by the Company to the effect that it is exposed, from a legal standpoint, to any liability which may be material to the Business; and the Company is not engaged in any legal action to recover monies due it or for damages sustained by it in connection with the Business.

3.18. Intellectual Property. Schedule 3.18 contains a complete and correct list of all patents, trademarks and service marks (whether or not registered), tradenames, material copyrights (whether or not registered), licenses, computer software or data (other than off-the-shelf commercial software programs which individually cost under $250 or $1,000 in the aggregate), domain name registrations, and registrations or applications for registration of any of the aforementioned rights together with applicable registration and application numbers, owned by or registered in the name of the Company or in which the Company has any rights, licenses, or immunities (collectively, the “Intellectual Property”). Schedule 3.18 also contains a complete and correct list of all material licenses and other rights granted by the Company to any third party with respect to any of the Intellectual Property and material licenses and other rights granted by any third party to the Company (other than off-the-shelf commercial software programs which individually cost under $250 or $1,000 in the aggregate). Except as set forth on Schedule 3.18, (1) as of the Closing Date, the Company owns and possesses all right, title and interest in and to, or has a valid license to use, and following completion of the transactions contemplated herein, the Company will own or have a valid license to use, all of the Intellectual Property necessary for the operation of the Business as presently conducted and none of such Intellectual Property has been abandoned; (2) no claim by any third party contesting the validity, enforceability, use or ownership of any such Intellectual Property has been made, is currently outstanding or is, to the knowledge of Seller, threatened; (3) neither the Company nor Seller nor any registered agent of the Company has received any notices of, or has any knowledge of, any reasonable basis for an allegation of any infringement or misappropriation by, or conflict with, any third party with respect to such Intellectual Property; (4) neither the Company nor Seller nor any registered agent of the Company has received any claims of infringement, or misappropriation, of or other conflict with any intellectual property rights of any third party; and (5) the Company has not infringed, misappropriated or otherwise violated any intellectual property rights of any third parties, except for such violations as would not reasonably be expected to result in a Material Adverse Effect, and no actual infringement or misappropriation which will occur as a result of the continued operation of the Business as presently conducted.

3.19. Absence of Changes.

3.19.1. Conduct of Business in Ordinary Course. Except as set forth on Schedule 3.19, since December 31, 2007 or as otherwise properly reflected in the Financial Statements and/or the Interim Financial Statements, the Company has conducted the Business only in the ordinary course of business consistent with past business and industry custom and practice, and has incurred no liabilities other than in the ordinary course of business consistent with past custom and industry practice, and no event, fact or circumstance has had a Material Adverse Effect on the assets, condition (financial or otherwise), operating results, employee or customer relations or business activities of the Company (other than any events, facts or circumstances that relate primarily to (1) economic conditions in general; and (2) the economic performance of the entire industry in which the Company is engaged). Without limiting the foregoing and except as set forth on Schedule 3.19 or as expressly contemplated by this Agreement, since December 31, 2007, the Company has not:

(a)	Sold, assigned or transferred any material tangible asset (other than the sale of invested assets in the ordinary course of business consistent with past practices) or property right used in the Business, or mortgaged, pledged or subjected them to any Encumbrance, charge or other restriction, except for Encumbrances for current property taxes not yet due and payable;

(b)	Sold, assigned, transferred, abandoned or permitted to lapse any Governmental Permits that, individually or in the aggregate, are material to the Business or the operation of the Company or any portion thereof, or received any notice from any Governmental Body of any restrictions, limitations, suspensions, or revocations of any such Governmental Permits, or sold, assigned, transferred, abandoned or permitted to lapse any of the Intellectual Property or other intangible assets, or disclosed any material proprietary confidential information to any person, or granted any license or sublicense of any rights under or with respect to any Intellectual Property or other intangible assets;

(c)	Made or granted any increase in, or amended or terminated, any existing plan, program, policy or arrangement relating to employees of the Company, including any Employee Benefit Plan or arrangement or adopted any new Employee Benefit Plan or arrangement, or entered into any new collective bargaining agreement or multi-employer plan;

(d)	Conducted the cash management customs and practices (including the timing of collection of receivables and payment of payables and other current liabilities) and maintained the books and records of the Company other than in the usual and ordinary course of business consistent with past custom and practice;

(e)	Made any material change in any underwriting, actuarial, investment, financial reporting or accounting practice or policy followed by the Company, or in any assumption underlying such practice or policy, or in any method of calculating any bad debt, contingency, or other reserve for financial reporting purposes or for any other purposes;

(f)	Made any loans or advances to, or guarantees or unwritten promises for the benefit of, or entered into any transaction with any shareholder, employee, officer, director or Affiliate of the Company (other than non-material advances to Company employees in the ordinary course of business);

(g)	Suffered any material loss, damage, destruction or casualty loss or waived any rights of material value, outside of the ordinary course of the Business, whether or not covered by insurance and whether or not in the ordinary course of business;

(h)	Suffered any decrease in the number of, or any change in the nature of, the insurance policies or annuity contracts in force of the Company, or any change in the amount or nature of reserves, liabilities or other similar amounts of the Company with respect to such insurance policies and annuity contracts that might be expected to have a Material Adverse Effect, or any termination, amendment or execution by the Company of any reinsurance, coinsurance or other similar contract, as ceding or assuming reinsurer;

(i)	Declared, set aside or paid any dividend or distribution of cash or other property to any shareholder of the Company or purchased, redeemed or otherwise acquired any shares of the Company’s capital stock, or made any other payments to any shareholder (it being understood that no such dividends, distributions, purchases, redemptions, acquisitions or payments shall have been made since December 31, 2007 except for distributions to Seller for purposes of satisfying Seller’s income Tax liabilities attributable to the operations of the Company for Pre-Closing Tax Periods;

(j)	Amended or authorized the amendment of the Certificate of Incorporation or By-laws of the Company;

(k)	Paid or made a commitment to pay any severance or termination payment to any employee or consultant;

(l)	Made any capital expenditures, including without limitation, replacements of equipment in the ordinary course of business, or entered into commitments therefor, except for capital expenditures or commitments therefor which do not, in the aggregate, exceed $5,000;

(m)	Made any equity or debt investment or commitment therefor in any Person in excess of $5,000, other than in the ordinary course of business and consistent with past practice;

(n)	Made any payment or contracted for the payment of any bonus or other compensation or personal expenses, other than (1) wages and salaries and business expenses paid in the ordinary course of business consistent with past practice; and (2) wage and salary adjustments made in the ordinary course of business consistent with past practice for employees who are not officers, directors or shareholders of the Company;

(o)	Made, amended, or entered into any written employment contract, entered into any at-will employment arrangement or created or made any material change in any bonus, stock option, pension, retirement, profit sharing or other employee benefit plan or arrangement;

(p)	Made any amendment to or introduction of any new insurance policy or annuity contract on forms other than those issued in the past, other than in the ordinary course of business;

(q)	Entered into any other material transaction, other than in the ordinary course of business consistent with past custom and practice; or

(r)	Committed to do any of the foregoing.

3.19.2. No Illegal Payments. The Company has not at any time made or committed to make any illegal payments for political contributions or made any bribes, kickback payments or other illegal payments.

3.20. Operations Insurance. Schedule 3.20 contains a true and complete list and description of all liability, property, workers compensation, directors and officers liability, and other similar insurance contracts that insure the Assets and Properties and the Business of the Company, or affect or relate to the ownership, use, or operations of any of the Assets and Properties of the Company and that have been issued to the Company (or any of its Affiliates for the benefit of the Company) (including without limitation, the names and addresses of the insurers, the expiration dates thereof, and the annual premiums and payment terms thereof) or that are held by the Company (or by any Affiliate of the Company for the benefit of the Company).

3.21. Insurance Issued by the Company. Except as required by law or except as disclosed in Schedule 3.21 (with section references corresponding to those set forth below):

3.21.1. All insurance contract benefits payable by the Company to any other Person that is a party to or bound by any insurance, reinsurance, coinsurance, or other similar contract with the Company have in all material respects been paid in accordance with the terms of the insurance, reinsurance, coinsurance and other contracts under which they arose, except for such benefits for which the Company reasonably believes there is a reasonable basis to contest payment.

3.21.2. No outstanding insurance contract issued, reinsured, or underwritten by the Company entitles the holder thereof or any other Person to receive dividends, distributions, or to share in the income of the Company or to receive any other benefits based on the revenues or earnings of the Company or any other Person.

3.21.3. The underwriting standards utilized and ratings applied by the Company and, to the Knowledge of Seller, as of the Effective Date, by any other Person that is a party to or bound by any reinsurance, coinsurance, or other similar contract with the Company conform in all material respects to industry accepted practices and to the standards and ratings required pursuant to the terms of the respective reinsurance, coinsurance, or other similar contracts.

3.21.4. To the Knowledge of Seller, all of the Company’s liability under insurance contracts issued, reinsured, or underwritten by the Company which is beyond the Company’s normal retention is fully reinsured under valid reinsurance contracts with reinsurers which, to the Knowledge of Seller, are solvent as of the Effective Date, and all amounts to which the Company is entitled under reinsurance, coinsurance, or other similar contracts (including without limitation, amounts based on paid and unpaid losses) as of the Effective Date are fully collectible.

3.21.5. To the Knowledge of Seller, each insurance agent, at the time such agent wrote, sold, or produced business for the Company, was duly licensed as an insurance agent (for the type of business written, sold, or produced by such insurance agent) in the particular jurisdiction in which such agent wrote, sold, or produced such business for the Company.

3.21.6. To the Knowledge of Seller, no such insurance agent violated (or with or without notice or lapse of time or both, would have violated) in any material respect any term or provision of any law or any writ, judgment, decree, injunction, or similar order applicable to the writing, sale, or production of business for the Company.

3.21.7. Seller does not have any reason to believe that the tax treatment under the Code of all insurance, annuity or investment policies, plans, or contracts; all financial products, employee benefit plans, individual retirement accounts or annuities; or any similar or related policy, contract, plan, or product, whether individual, group, or otherwise, issued or sold by the Company is not and at any time has not been the same or more favorable to Buyer, policyholder or intended beneficiaries thereof as the tax treatment under the Code for which such contracts qualified or purported to qualify at the time of its issuance or purchase. For purposes of this Section 3.21.7, the provisions of the Code relating to the tax treatment of such contracts shall include, but not be limited to, Sections 72, 79, 89, 101, 104, 105, 106, 125, 130, 401, 402, 403, 404, 408, 412, 415, 419, 419A, 501, 505, 817, 818, 7702, and 7702A of the Code.

3.22. Bank Accounts. Schedule 3.22 contains a true and complete list of the names and locations of all banks, trust companies, securities brokers, and other financial institutions at which the Company has an account, lock box or safe deposit box, or maintains a banking, custodial, trading, or other similar relationship and a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the officers, employees, agents or other similar representatives of the Company transacting business or having access thereto.

3.23. Licenses and Permits. The Company holds all Governmental Permits in all jurisdictions in which the Business is conducted necessary for the current conduct, ownership, use, occupancy or operation of the Business, except where the failure to hold such Governmental Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of which are identified on Schedule 3.23. The Company has complied and is in full and complete compliance with the terms and conditions of all such Governmental Permits, all of which Governmental Permits are in full force and effect, and neither the Company nor Seller have received any notices (written or oral) to the contrary.

3.24. Employee Benefit Plans.

3.24.1. Employee Benefit Plan Liabilities. Except as described in Schedule 3.24, neither the Company nor any current or former Plan Affiliate maintains, sponsors, contributes to or is obligated to make contributions to, or has or could have any liability with respect to, any written or oral “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “Multi-employer Plan” (as defined in Section 3(37) of ERISA), plan of deferred compensation (whether qualified or non-qualified), medical plan, life insurance plan, short or long term disability plan, dental, vision or prescription drug plan, employee or former employee personnel policy (including vacation time, holiday pay, bonus programs, moving expense reimbursement programs, severance and sick leave), excess supplemental benefit plan, bonus or incentive plan (including stock options, restricted stock, stock bonus and deferred bonus plans), salary reduction agreement, change of control agreement, employment agreement, consulting agreement or any other benefit program, policy, arrangement, agreement or contract (collectively, “Employee Benefit Plans”), whether or not terminated or maintained pursuant to a collective bargaining agreement or otherwise, which could give rise to or result in the Company having any liability.

3.24.2. Delivery of Employee Benefit Plans. Seller has delivered to Buyer with respect to each written Employee Benefit Plan a complete and accurate copy of: each such Employee Benefit Plan, each Form 5500 Annual Report, if applicable, for the three (3) most recent years, each material letter, ruling or notice issued by a Governmental Body to each such plan, each funding vehicle, if any, and the current summary plan description and summary of material modification and/or descriptive summary with respect to each such plan, if applicable. Schedule 3.24 contains a description of the material terms of each unwritten Employee Benefit Plan maintained by, sponsored by or contributed to by the Company as of the Closing Date.

3.24.3. Compliance. Except as set forth on Schedule 3.24, each Employee Benefit Plan (1) has been and currently complies in form and in operation in all material respects with all applicable requirements of ERISA and the Code, all other Requirements of Laws and its terms; (2) has been and is operated in material compliance with applicable Requirements of Laws in such a manner as to qualify, where appropriate, for both federal and state purposes, for income tax deferral to its participants, income tax exemption for any related funding vehicle, either currently or in the future, and the allowance of deductions and credits with respect to contributions thereto; and (3) where appropriate, has received or has timely applied for a favorable determination letter from the IRS. With respect to each Employee Benefit Plan, no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which an exemption is not specifically available.

3.24.4. No Claims. Except as set forth on Schedule 3.24, with respect to each Employee Benefit Plan, there are no suits, actions, proceedings, investigations, claims or orders pending or, to the knowledge of the Company, threatened with respect to the assets thereof (other than routine claims for benefits), and, to the knowledge of Seller, there are no facts that could reasonably be expected to give rise to any liability, suit, action, proceeding or claim against any Employee Benefit Plan, any fiduciary or plan administrator or other person dealing with any Employee Benefit Plan or the assets of such plan.

3.24.5. No Unfunded Liability. Except for the amounts set forth on Schedule 3.24, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending prior to or as of the Closing for each Employee Benefit Plan have been made to the extent such amounts are required to have been made at the time of Closing by such Employee Benefit Plan or accrued on the Financial Statements to the extent required by GAAP, and no such plan otherwise has (and could not reasonably be expected to have) any unfunded liability (including for periods from the first day of the current plan year to the Closing) which is not reflected on the Financial Statements.

3.24.6. No Multi-employer Plan, Pension Plan or Retiree Welfare Plan. Except as set forth on Schedule 3.24, neither the Company nor any Plan Affiliate has at any time participated in, made contributions to or had any other liability with respect to any Employee Benefit Plan that (1) is or was a “multi-employer plan” as defined in Section 4001 of ERISA, a “multi-employer plan” as described in Section 3(37) of ERISA, a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (2) otherwise is or was an “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA; or (3) provides medical, health, or life insurance for or on behalf of current or future retirees or former employees (except for limited continued medical benefit coverage required to be provided under Section 4980B of the Code and Part 6 of Section 601 et. seq. of ERISA or under any related state Requirements of Laws).

3.25. Interest of the Company in Customers, Etc. Except as set forth in Schedule 3.25, neither the Company, nor Seller nor any of their respective Affiliates has any direct or indirect interest in any competitor, supplier, policyholder, agent, producer or customer of the Company or in any Person from whom or to whom the Company leases any real or personal property or in any other Person with whom the Company has a business relationship except for passive investments in publicly held companies constituting ownership of less than 1% of the total equity interests in such entities.

3.26. Health, Safety and Environmental.

3.26.1. Compliance with Environmental and Safety Requirements. The Company, to the best of the knowledge of Seller and the Company, has complied and is in full and complete compliance with all applicable Requirements of Laws relating to public health and safety, worker health and safety and pollution and protection of the environment, all as amended (“Environmental and Safety Requirements”), except where the failure to comply would not reasonably be expected to have a Material Adverse Effect. The Company possesses all required Governmental Permits, and has filed all notices or applications, required thereby.

3.26.2. No Hazardous Wastes. Except (1) as set forth in Schedule 3.26; and (2) for Permitted Substances, the Company has never generated, transported, treated, stored, or disposed of any Hazardous Wastes at any site, location or facility owned or leased by the Company.

3.26.3. No Actions or Proceedings. The Company has never been subject to, or received any notice (written or oral) of any private, administrative or judicial action, or any notice (written or oral) of any intended private, administrative, or judicial action relating to the presence or alleged presence of Hazardous Wastes in, under or upon any of the Owned Real Property, and other than as set forth on Schedule 3.26, to the Knowledge of Seller, there is no reasonable basis for any such notice or action; and there are no pending or, to the Knowledge of Seller, threatened actions or proceedings (or notices of potential actions or proceedings) from any Governmental Body or any other entity regarding any matter relating to health, safety or protection of the environment.

3.26.4. Other Conditions. No facts, events or conditions with respect to the past or present operations or the Owned Real Property facilities of the Company or the Business exist which could reasonably be expected to interfere in any material respect with or prevent continued compliance with, or could reasonably be expected to give rise to any common law or statutory liability or otherwise form the reasonable basis of any material claim, action, suit, proceeding or hearing against or involving the Company or the Business under any Environmental and Safety Requirement based on any such fact, event or circumstance, including liability for cleanup costs, personal injury or property damage.

3.27. Employees. Schedule 3.27 is a true, complete and correct list setting forth (1) the names and current compensation rate of all individuals employed by Seller and engaged in the Business of the Company during the fiscal year ended December 31, 2007 on a salaried basis (collectively, the “Salaried Employees”); and (2) the names, current compensation rate and annual bonus of all individuals employed by Seller and engaged in the Business of the Company during the fiscal year ended December 31, 2007, on an hourly or piecework basis (collectively, the “Hourly Employees”). Except as set forth in Schedule 3.27, no person listed thereon has received any bonus or increase in compensation since December 31, 2007 and, except as set forth on Schedule 3.27, other than in the ordinary course of business, there has been no “general increase” in the compensation or rate of compensation payable to any Salaried Employee or Hourly Employee since December 31, 2007, nor since that date has there been any promise to the employees listed on Schedule 3.27 orally or in writing of any bonus or increase in compensation, whether or not legally binding, except as set forth on Schedule 3.27. No Salaried Employees or Hourly Employees are entitled to any severance or other termination benefits as a result of termination of employment by Seller.

3.28. Personnel Agreements, Plans and Arrangements. Except as listed in Schedules 3.27 and 3.28, and except for obligations, if any, to at-will employees, the Company is not a party to or obligated in connection with the Business with respect to any (1) outstanding written or oral contracts with current or former employees, agents, producers, consultants, advisers, salesmen, sales representatives, distributors, sales agents, independent contractors, or dealers; or (2) collective bargaining agreements or contracts with any labor union or other representative of employees or any employee benefits provided for by any such agreement, correct and complete copies of which previously have been furnished to Buyer. Except as set forth on Schedule 3.28, no strike, union organizational activity, allegation, charge or complaint of employment discrimination or other similar occurrence has occurred or is pending or to the knowledge of the Company threatened against the Company nor does the Company know of any basis for any such allegation, charge, or complaint. The Company has complied with all applicable Requirements of Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes. There are no administrative charges or court complaints pending or to the knowledge of the Company threatened against the Company before the U.S. Equal Employment Opportunity Commission or any other Governmental Body concerning alleged employment discrimination or any other matters relating to the employment of labor, except for such matters as are referred to on Schedule 3.28 hereof. The Company has entered into non-compete or non-solicitation agreements with each of its sales representatives and sales managers to the extent of Kansas law and each of these agreements (1) are valid, binding and in full force and effect between the Company and such employees or consultants without violation by the Company in any material respect, and (2) will remain in full force and effect following the Closing.

3.29. Workers’ Compensation and Medical Claims. Schedule 3.29 sets forth all expenses, obligations, duties and liabilities relating to any claims by employees and former employees (including dependents and spouses) of the Company or any Person with whom the Company constitutes all or part of a controlled group (as defined in Section 414 of the Code) (each, a “Plan Affiliate”) (or predecessors) made since December 31, 2004, and the extent of any specific accrual on or reserve therefore set forth on the Financial Statements, for (1) costs, expenses and other liabilities under any workers’ compensation laws, regulations, requirements or programs; and (2) any other medical costs and expenses. Except as set forth on Schedule 3.29, no claims, injuries, fact, event or condition exists which would reasonably be expected to give rise to a material claim by any employee or former employee (including any dependent or spouse) of the Company or Plan Affiliates under any workers’ compensation laws, regulations, requirements or programs or for any other medical costs and expenses.

3.30. Policyholders and Producers. Except as set forth on Schedule 3.30, the Company has not received any written notice, nor does the Company have any knowledge, that any existing policyholders, agents or producers, or any group of related policyholders accounting for one percent or more of the Company’s total written premium in the fiscal year ended December 31, 2007 intends to cancel, lapse, or terminate their policies or reduce the volume of production or otherwise modify its relationship with the Company.

3.31. Affiliate Transactions. Except as provided in Schedule 3.31, since December 31, 2004, all Affiliate Transactions have been conducted in accordance with the applicable contracts or agreements approved by the Kansas Insurance Department.

3.32. Accountant Letters. Except as set forth on Schedule 3.32, within the last five fiscal years the Company has not received any correspondence from its accountants, including management letters, which have indicated or disclosed that there is a “material weakness” in or “reportable condition” (as those terms are defined by SAP or GAAP) with respect to the Company’s financial condition.

3.33. No Misrepresentation. None of the representations or warranties of the Company and Seller set forth in this Agreement, in any of the certificates, schedules, lists, documents, exhibits, or other instruments (including without limitation, the Transaction Documents) delivered, or to be delivered, to Buyer as contemplated by any provision hereof, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading in any material respect. There is no material fact (other than any facts or circumstances that relate primarily to economic conditions in general and the economic performance of the entire industry in which the Company is engaged) which has not been disclosed to Buyer which materially adversely affects: (1) Seller’s ability to consummate the Transactions; or (2) the Company’s or Seller’s ability to comply in all material respects with their respective obligations under and pursuant to the terms of this Agreement.

3.34. Certain Business Practices. Except as set forth on Schedule 3.34, the Company does not have any outstanding loans or other advances directly or indirectly to or from any officer, director, Affiliate, employee or shareholder of the Company or any entity in which the Company has a direct or indirect interest, other than travel advances in the usual and ordinary course of business. Schedule 3.34 lists any Salaried Employee who terminated employment with Seller since December 31, 2007. Except as set forth on Schedule 3.34, Seller has no knowledge that any Salaried Employee is considering termination of employment.

3.35. No Brokers. Neither Seller nor the Company has engaged or caused to be incurred any liability to any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of this Agreement or the Transactions for which Buyer could be liable, except for StoneRidge Advisors, LLC of Chicago, Illinois, and for whose compensation Seller shall be solely responsible.

3.36. Claims. Except for claims under insurance policies and contracts that are typical and in the ordinary course of Business, no written claim has been made against the Company since December 31, 2005. No state of facts exists, and no event has occurred, which would reasonably be expected to form the basis of any present claim against the Company for liability on account of any extra contractual, express or implied warranty, or bad faith by any third party in connection with the Business or services rendered by the Company, except for claims which are typical and in the ordinary course of business, none of which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

3.37. Information Furnished. The Company and Seller have made available to Buyer and its representatives true and correct copies of all corporate records of the Company and all agreements, documents and other items listed on the Disclosure Schedule to this Agreement or referred to in this Agreement and the Transaction Documents, and neither this Agreement, the Transaction Documents, the Disclosure Schedule hereto nor any written information, instrument or document delivered to Buyer and its representatives pursuant to this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein, as the case may be, not misleading.

4. Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as follows:

4.1. Due Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has full corporate power and authority to execute, deliver and perform this Agreement and each of the Transaction Documents and to carry out the Transactions.

4.2. Due Authorization. Buyer has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery, and performance of this Agreement, the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of Buyer. This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by or will be delivered by Buyer and assuming the execution and delivery of this Agreement and the Transaction Documents by the other Parties hereto and thereto, constitutes the valid and binding obligations of Buyer and are enforceable against Buyer in accordance with their respective terms. Except as set forth on Schedule 4.2, no Governmental Permits, approvals or consents of or notifications to (1) any Governmental Body; or (2) any other Persons are necessary in connection with the execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation by Buyer of the Transactions.

4.3. No Brokers. Buyer has not engaged or caused to be incurred any liability to any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of this Agreement or the Transactions for which the Company or Seller could be liable, except for Fletcher Financial Inc., Olathe, Kansas, and for whose compensation Buyer shall be solely responsible.

4.4. Regulatory Approval. Buyer shall, within 30 Business Days of the execution of this Agreement, make application with the Kansas Insurance Department for the approval by the Kansas Insurance Commissioner of Buyer’s acquisition of the Shares pursuant to the terms of this Agreement. Should Buyer fail or refuse to timely make such applications to the Kansas Insurance Department, Buyer shall deemed in default of this Agreement and the Escrow Deposit shall be distributed pursuant to Section 9.2.

5. Covenants of the Parties Prior to the Closing. Seller covenants and agrees with Buyer that, at all times from and after the Effective Date until the Closing, Seller will comply and will cause the Company to comply with all of the covenants and provisions of this Section 5, except to the extent Buyer may otherwise consent in writing or to the extent otherwise required or permitted by this Agreement.

5.1. Regulatory Approvals. Seller will (1) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and use all commercially reasonable efforts to obtain, as promptly as practicable, all approvals, authorizations, and clearances of any Governmental Body required of Seller or the Company to consummate the transactions contemplated hereby; (2) provide such other information and communications to such Governmental Body as Buyer or such authorities may reasonably request; and (3) cooperate with Buyer in obtaining, as promptly as practicable, all approvals, authorizations, and clearances of any Governmental Body and others required of Buyer to consummate the transactions contemplated hereby, including without limitation, any required approvals of the Kansas Insurance Commissioner.

5.2. Investigation by Buyer. Seller will provide, and will cause the Company to provide Buyer and its counsel, accountants, actuaries, and other representatives with reasonable access, upon prior notice and during normal business hours, to all facilities, officers, employees, agents, accountants, actuaries, Assets and Properties, and Books and Records of the Company and will furnish Buyer and such other Persons during such period with all such information and data (including without limitation, copies of contracts, Benefit Plans, and other Books and Records) in their possession, concerning the Business as Buyer or any of such other Persons reasonably may request.

5.3. No Negotiations, Etc. Seller will not take, and will not permit the Company or any Affiliate of Seller or the Company (or permit any other Person acting for or on behalf of Seller, the Company, or any Affiliate of Seller or the Company) to take, directly or indirectly, any action to (1) seek or encourage any offer or proposal from any Person to acquire any shares of capital stock or any other securities of the Company or any interest therein or Assets and Properties thereof or any interest therein; (2) merge, consolidate, or combine, or to permit any other Person to merge, consolidate or combine, with the Company; (3) liquidate, dissolve, or reorganize the Company in any manner; (4) acquire or transfer any Assets and Properties of the Company or any interests therein, except as contemplated by the terms of this Agreement; (5) reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent, or conditional) for, or otherwise to attempt to consummate, any such acquisition, transfer, merger, consolidation, combination, or reorganization; or (6) furnish or cause to be furnished any information with respect to the Company to any Person (other than Buyer or the Kansas Insurance Department) that Seller or any Affiliate of Seller (or any Person acting for or on behalf of Seller, the Company, or any other Affiliate of Seller or the Company) knows or has reason to believe is in the process of attempting or considering any such acquisition, transfer, merger, consolidation, combination, liquidation, dissolution, or reorganization. If Seller, the Company, or any other Affiliate of Seller or the Company receives from any Person (other than Buyer) any written offer, proposal, informational request, inquiry or contact that is subject to this Section 5.3, Seller will promptly advise such Person, by written notice, of the terms of this Section 5.3 and will promptly deliver a copy of such written notice to Buyer and advise Buyer fully concerning the identity of such Person, the terms of any proposal or offer, or the nature of any written informational request, inquiry or contact which is made.

5.4. Conduct of Business. Except for the actions contemplated by this Agreement, or as otherwise requested in writing by Buyer, from the Effective Date until the Closing Seller will cause the Company to conduct the Business only in the Ordinary Course of Business. Without limiting the generality of the foregoing from the Effective Date until the Closing:

5.4.1. Seller will use all commercially reasonable efforts to (1) preserve intact the Company’s present business organization, reputation, and policyholder relations; (2) maintain all licenses, qualifications, and authorizations of the Company to do business in each jurisdiction in which it is so licensed, qualified, or authorized; (3) maintain in full force and effect all Material Contracts; (4) maintain all Assets and Properties of the Company in the working order and condition as the same exist on the Effective Date, ordinary wear and tear excepted; (5) exercise all commercially reasonable efforts to maintain and protect the confidential and proprietary nature of the Company’s policyholder lists, lists of the Company’s agents and producers, billing records and commission statements and other materials relating to the Company’s sales and marketing practices or Business, all of which, upon the request of Buyer, shall, to the extent practicable, be marked or designated by the Company as “confidential and proprietary information;” (6) upon the request of Buyer, retrieve all policyholder lists and copies thereof in the hands of any persons other than executive officers or employees of the Company, and make no further distribution of any such lists, except as required in group billings and commission statements delivered in the ordinary course of business; (7) upon the request of Buyer, deliver to each of the officers, agents and employees of the Company a written statement provided by Buyer and reasonably acceptable to Seller advising them of the proprietary and confidential nature of all of the information specified in this Section 5.4.1 and the possible legal implications for such officers, agents or employees of the use or distribution of any such information to any Persons or for any purpose except as may be necessary in the ordinary course of business, and use its best efforts to obtain written acknowledgment of the receipt and understanding of such statement from each of the officers, agents and employees of the Company; and (8) make advances to agents only in accordance with current practices and policies (not to exceed commissions on 75% of annualized premium).

5.4.2. Seller will cause the Books and Records of the Company to be maintained in the usual manner and consistent with past practice and will not permit a material change in any underwriting, investment, actuarial, financial reporting, or accounting practice or policy of the Company or in any assumption underlying such practice or policy, or in any method of calculating any bad debt, contingency, or other reserve for financial reporting purposes or for other accounting purposes (including without limitation, any practice, policy, assumption, or method relating to or affecting the determination of the Company’s investment income, reserves or other similar amounts, or operating ratios with respect to expenses, losses, or lapses), except to the extent required by SAP or any order or directive of the Kansas Insurance Department.

5.4.3. Seller and the Company will: (1) properly prepare and duly and timely file all reports and all Tax Returns required to be filed with any Governmental Body with respect to the Business; and (2) duly and fully pay all Taxes indicated by such Tax Returns or otherwise levied or assessed upon the Company or any of its Assets and Properties, and withhold or collect and pay to the proper taxing authorities or hold in separate bank accounts for such payment all Taxes that the Company is required to so withhold or collect and pay, unless such Taxes are being contested in good faith and, if appropriate, reasonable reserves therefore have been established and reflected in the Books and Records of the Company in accordance with SAP.

5.4.4. Seller will cause the Company to: (1) cause all reserves and other similar amounts with respect to insurance policies constituting the Business established or reflected in the Books and Records of the Company to be (a) computed and reflected on a basis consistent, in all material respects, with those reserves and other similar amounts and reserving methods followed by the Company at December 31, 2007, and (b) when considered in light of the assets held by the Company with respect to the reserves and related actuarial items, including without limitation, then-current assumptions concerning investment earnings on the assets and considerations anticipated to be received and retained under the insurance policies constituting the Business, mortality and morbidity experience, persistency and expenses, good, sufficient and adequate in all material respects (under commonly accepted actuarial standards consistently applied and fairly stated in accordance with sound actuarial principles) to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, losses, claims, expenses, and other liabilities of the Company under all insurance policies constituting the Business pursuant to which the Company has or will have any liability (including without limitation, any liability arising under or as a result of any reinsurance, coinsurance, or other similar contract); (2) continue to own assets that qualify as legal reserve assets under all applicable insurance laws in an amount at least equal to the reserves required of the Company; and (3) maintain, until the Closing Date, by means of additional capital contributions to the Company, if necessary, the Company’s capital and surplus and a risk-based capital ratio in such amounts as may be required by the Kansas Insurance Department.

5.4.5. Seller and the Company will use all commercially reasonable efforts to maintain in full force and effect until the Closing substantially the same levels of coverage as the insurance afforded the Company under the contracts listed in Schedule 3.20. Any and all benefits under such contracts paid or payable (whether before or after the effective date of this Agreement) with respect to the Business or the Assets and Properties of the Company will be paid to the Company.

5.4.6. Seller will cause the Company to continue to comply, in all material respects, with all laws applicable to the Business.

5.5. Financial Statements and Reports. As promptly as practicable after the end of each calendar quarter commencing on June 30, 2008, Seller will deliver to Buyer a true and complete copy of the Quarterly Statements of the Company filed by the Company for the preceding quarter, prepared in accordance with SAP, and which shall present fairly in all material respects the financial position of the Company as of the date(s) thereof and the results of operations, capital and surplus account, and cash flow of the Company for and during each of the periods covered thereby.

5.5.1. As promptly as practicable after the preparation thereof, Seller will deliver to Buyer true and complete copies of such other material financial statements, reports, or analyses as may be prepared by the Company or any Affiliate of the Company and as relate to the Business, including without limitation, normal internal reports (such as those reflecting monthly premiums, claims, and cash flow) and special reports (such as those of consultants).

5.5.2. On the Closing Date, Seller will deliver to Buyer a certificate of a duly authorized officer of Seller or the chief financial officer of the Company, setting forth a statement that the Company holds policy benefit and claims reserves, premium reserves and other liabilities and reserves relating to insurance policies constituting the Business in force on the Closing Date at least equal to those shown on the March 31, 2008 Quarterly Statement of the Company as filed with the Kansas Insurance Department, adjusted for normal changes of Business in force since December 31, 2007, loss realization and claims experience.

5.5.3. As to each statement, presentation and other report or analysis required to be delivered by Seller to Buyer pursuant to this Section 5.5, Seller or the chief financial officer of the Company, as applicable, shall certify to Buyer that, to the Knowledge of Seller or the Company after due inquiry, as applicable, the same is a full and true statement of the matters therein referred to and of the condition and affairs of the Company therein covered.

5.6. Disclosure Schedule. Seller shall deliver the complete Disclosure Schedule to Buyer no later than ten days after the Effective Date.

5.7. Investments. Seller will cause the Company to invest its future cash flow, any cash from matured and maturing investments, any cash proceeds from the sale of any of its respective Assets and Properties, and any cash funds currently held by the Company, in the ordinary course of business.

5.8. Employee Matters. Except as may be required by law or as disclosed in Schedule 5.8, or except for such representations, promises, changes, alterations, or amendments that do not and will not result in any material liability to the Company or Buyer, or as otherwise requested in writing by Buyer, Seller will refrain, and will cause the Company to refrain, from directly or indirectly:

5.8.1. Making any representation or promise, oral or written, to any officer, director, employee, agent, consultant, or other similar representative of Seller or the Company concerning any Benefit Plan;

5.8.2. Making any change to, or amending in any way, insurance policies constituting the Business, salaries, wages, or other compensation of any officer, director, employee, agent, consultant, or other similar representative of Seller engaged in the Business or of the Company whose annual compensation exceeds $100,000, other than routine changes or amendments that (1)(a) are made in the ordinary course of business, (b) do not and will not result in increases of more than five percent in the salary, wages, or other compensation of any such Person, and (c) do not and will not exceed, in the aggregate, five percent of the total salaries, wages, and other compensation of all employees of Seller engaged in the Business or of the Company; or (2) are made in accordance with preexisting contractual obligations;

5.8.3. Adopting, entering into, amending, altering, or terminating, partially or completely, any Benefit Plan;

5.8.4. Except for routine agents contracts entered into by the Company with insurance agents in the ordinary course of business, adopting, entering into, amending or altering (other than terminating), partially or completely, any employment, agency, consulting, or representation contract that is, or had it been in existence on the effective date of this Agreement would have been, required to be disclosed in Schedule 3.14;

5.8.5. Approving any general or company-wide pay increases for officers, directors, Salaried Employees, Hourly Employees, agents, consultants, or other similar representatives of the Company; or

5.8.6. Entering into any contract with any officer, director, employee, agent, consultant, or other similar representative of the Company that is not terminable by the Company, without penalty or other liability, upon not more than 60 calendar days’ notice.

5.8.7. At or prior to the Closing, Seller shall cause officers and directors of the Company to resign, effective as of the Closing Date.

5.9. No Charter Amendments. Seller and the Company will not amend the articles of incorporation or bylaws of the Company and will refrain from taking any action with respect to any such amendment, except to amend the articles of incorporation of the Company in order to delete the requirement that directors be shareholders of the Company and to reduce the required minimum number of directors to the minimum allowed under applicable law.

5.10. No Issuance of Securities. Seller and the Company will refrain from authorizing or issuing any shares of capital stock or other equity securities of the Company, or from entering into any insurance policies constituting the Business or granting any option, warrant, or right calling for the authorization or issuance of any such shares or other equity securities, or creating or issuing any securities directly or indirectly convertible into or exchangeable for any such shares or other equity securities, or issuing any options, warrants, or rights to purchase any such convertible securities.

5.11. No Dividends. The Company will refrain from declaring, setting aside, or paying any dividend or other distribution in respect of its capital stock and from directly or indirectly redeeming, purchasing or otherwise acquiring any of its capital stock or any interest in or right to acquire any such stock.

5.12. No Disposal of Property. Except as consented to in writing by Buyer or as otherwise expressly provided in this Agreement, Seller will cause the Company not to (1) dispose of any of its Assets and Properties or permit any of its Assets and Properties to be subjected to any Encumbrances other than Permitted Exceptions, except to the extent any such disposition or any such Encumbrance is made or incurred in the ordinary course of the Business and consistent with past practice; (2) sell any material part of its insurance products, operations, or Business to any third party (other than sales of insurance products in the ordinary course of business consistent with past practice); (3) enter into any contracts obligating the Company to administer the insurance operations of any Person; or (4) enter into any contracts permitting any Person to administer the Company’s insurance operations.

5.13. No Breach or Default. Seller will cause the Company not to violate or breach, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a violation, breach, or default in any way under any term or provision of any contract to which it is a party or by which any of its Assets and Properties is or may be bound, except for such violations, breaches or defaults, actions or failures that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

5.14. Indebtedness. Seller will cause the Company not to create, incur, assume, guarantee, or otherwise become liable for, and not cancel, pay, agree to cancel or pay, or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, any monetary Liability, and not waive any right to receive any direct or indirect payment or other benefit under any Liability owing to it.

5.15. No Acquisitions. Seller will cause the Company not to (1) merge, consolidate, or otherwise combine or agree to merge, consolidate, or otherwise combine with any other Person; (2) acquire or agree to acquire blocks of business of, or all or substantially all the Assets and Properties or capital stock or other equity securities of any other Person; or (3) otherwise acquire or agree to acquire control or ownership of any other Person.

5.16. Intercompany Liabilities. At least five Business Days before the Closing, Seller will deliver to Buyer a true and complete list and description of all intercompany balances payable or receivable, whether or not currently due, between the Company or any other Affiliate of the Company, on the one hand, and Seller, on the other hand, to be outstanding on the Closing Date (the “Intercompany Balances”). On or prior to the Closing Date, Seller shall cause the Company to settle all Intercompany Balances, on terms and conditions that are reasonably satisfactory to Buyer. The Company will not enter into any significant contract, and Seller will not enter into any significant contract involving the Business or the Assets and Properties used in the Business, unless in the normal course of the Business. Notwithstanding the preceding sentence, neither Seller nor the Company will enter into any contract with each other or with their respective Affiliates involving the Business or affecting the Assets and Properties, except to the extent allowed under and required to effect the stated and reasonable purposes of contracts disclosed in Schedule 3.14.

5.17. Certain Matters. Seller will refrain and will cause the Company to refrain (1) from making, filing, or entering into (whether before or after the Closing) any election, consent, or agreement with respect to Taxes affecting the Company; and (2) from entering into, amending or canceling any reinsurance, coinsurance, or other contract described in Schedule 3.14.

5.18. Notice and Cure. Seller will notify Buyer promptly in writing of, and contemporaneously will provide Buyer with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction, or circumstance occurring after the Effective Date that causes or will cause any covenant or agreement of Seller in this Agreement to be breached, or that renders or will render untrue any representation or warranty of Seller contained in this Agreement or in the Disclosure Schedule as if the same were made on or as of the date of such event, transaction, or circumstance. Seller also will use all commercially reasonable efforts to cure, before the Closing, any violation or breach of any representation, warranty, covenant, or agreement made by Seller in this Agreement, whether occurring or arising before or after the Effective Date. If Seller notifies Buyer in writing of any event, transaction, or circumstance occurring after the Effective Date that causes any covenant or agreement of Seller in this Agreement to be breached, or that renders untrue any representation or warranty of Seller contained in this Agreement or in the Disclosure Schedule, and such breach or untruth remains as of the Closing Date despite the efforts of Seller under this Section 5.18 and causes a condition to Buyer’s obligation to close under Section 7 to not be satisfied and Buyer nevertheless elects to close the transactions contemplated by this Agreement, Buyer shall be deemed to have waived such breach or any breach of any representation or warranty of Seller resulting from such untruth and Seller shall have no liability for such breach or untruth under this Agreement from and after the Closing.

6. Post-Closing Covenants.

6.1. General. In case at any time after the Closing any further action is legally necessary or reasonably desirable (as determined by Buyer and Seller) to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 8). Seller and Buyer acknowledge and agree that from and after the Closing, Buyer will be entitled to possession of all Books and Records and financial data of any sort relating to the Company, which shall be maintained at the principal offices of the Company; provided that, Seller shall be entitled to reasonable access to, during regular business hours, and upon not less than forty-eight (48) hours advance written notice to Buyer, and to make copies of such Books and Records at their sole cost and expense, and Buyer and the Company will maintain all of the same for a period of at least six years after the Closing.

6.2. Transition. For a period of four years following the Closing, Seller agrees (1) not to take any action that primarily is designed or intended to have the effect of discouraging any lessor, licensor, policyholder, agent, producer, supplier, officer, employee or other business associate of the Company from maintaining the same business relations with the Company as it maintained with the Company prior to the Closing (including without limitation, interfering in any Company’s business operations); and (2) to refer all policyholder inquiries received by Seller relating to the Business to the Company. After the Closing, Seller, on the one hand, and Buyer and the Company, on the other hand, agrees not to intentionally make to any policyholder, supplier, agent, producer, employee or business relation or affiliate of the other Party or Parties or the general public any statement that materially disparages the other Party or Parties or their respective subsidiaries and affiliates (including their respective officers, directors, shareholders and employees).

6.3. Confidentiality. Seller, on the one hand, and Buyer and the Company, on the other hand agree to (1) treat and hold as such all Confidential Information of the other Parties; (2) refrain from using any of such Confidential Information except in connection with this Agreement, as an employee of the Company, or otherwise for the benefit of the owner of such Confidential Information; and (3) deliver promptly to the owner of such Confidential Information or destroy, at the written request and option of such Person, all tangible embodiments (and all copies) of the Confidential Information which are in the holder’s possession, except as otherwise permitted herein. In the event that a Party is requested or required (by oral question or written request for information or documents in any legal proceeding or regulatory filing, interrogatory, subpoena, civil investigative demand, or similar legal proceeding) to disclose any Confidential Information of another Party, the Person so requested or required will notify the owner of such Confidential Information promptly of the request or requirement. Notwithstanding the foregoing, Seller shall be permitted to have access to all such Confidential Information of the Company in its possession reasonably necessary to permit Seller to prepare, and to defend upon audit, any Tax Returns of Seller; provided that Seller shall use such Confidential Information solely for such purposes.

6.4. Additional Matters.

6.4.1. Seller shall be responsible for the preparation and filing of the Company’s federal, state and local income Tax Returns with respect to all periods ending on or before the Closing Date (“Pre-Closing Tax Periods”) and for the payment of all federal, state and local income Taxes with respect to such Pre-Closing Tax Periods. Such Tax Returns shall be prepared in a manner consistent with prior practice, and shall utilize accounting methods, elections and conventions that do not have the effect of distorting the allocation of recording items of income or expense between Pre Closing Tax Periods and periods ending after the Closing Date. A copy of the proposed Tax Returns for Pre-Closing Tax Periods shall be delivered to Buyer at least 15 days prior to the date upon which they are required to be filed. In the event Buyer disputes any item in such Tax Return, Buyer shall notify Seller within five Business Days after Buyer’s receipt thereof and if such dispute is not resolved between Buyer and Seller within five Business Days, Buyer and Seller shall jointly select and retain an Accounting Firm to review the disputed item(s) on such Tax Return. The final determination of such disputed item(s) by the Accounting Firm shall be binding on Buyer and Seller and shall be reflected on such Tax Return. The cost of retaining the Accounting Firm shall be borne equally by Buyer and Seller.

6.4.2. Buyer and Seller recognize that each of them will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by Buyer and/or the Company to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, Buyer agrees to cause the Company to (1) use its best efforts to properly retain and maintain such records for a period of six years from the date the Tax Returns for the year in which the Closing occurs are filed or until the expiration of the non-fraud statute of limitations with respect to such year, whichever is later; and (2) allow Seller and their agents and representatives at times and dates mutually acceptable to the Parties, to reasonably inspect, review and make copies of such records from time to time, such activities to be conducted during normal business hours and at Seller’s expense.

6.5. Employees. The Company has no employees, but instead leases employees from Seller. Buyer or an Affiliate of Buyer will offer employment to those persons listed in Schedule 6.5, each of whom are Salaried Employees or Hourly Employees of Seller presently working in the Business. Any such employment by Buyer or an Affiliate of Buyer will be effective as of the Closing Date. Seller will pay any termination expenses related to the termination of employment of Seller employees working in the Business who are not so employed by Buyer or an Affiliate of Buyer. Employees hired by Buyer or an Affiliate of Buyer will be paid salary at least equal to such salaries immediately prior to Closing, and will be paid incentive compensation and benefits, including health insurance, according to Buyer’s applicable policies therefor. Service dates of such Seller employees accepting such employment with Buyer or an Affiliate of Buyer will be the Closing Date for purposes of 401K employer-contribution vesting or defined-benefit pension vesting, but will be the date of initial continuous service with Seller with respect to eligibility for 401K participation and post-Closing accrual of vacation pay and sick pay.

7. Conditions to Obligation of Parties to Consummate Closing.

7.1. Conditions to Buyer’s Obligations. The obligations of Buyer under this Agreement to consummate the Closing are subject to the conditions that:

7.1.1. Covenants, Representations and Warranties. Each of the representations and warranties of the Company and Seller contained in this Agreement and the Disclosure Schedule, or in any certificate or other written instrument delivered by Seller and the Company pursuant hereto shall be true and correct in all respects (provided that, for purposes of determining whether such representations and warranties are true and correct, all qualifications in such representations as to materiality, Material Adverse Effect, in all material respects and similar materiality qualifications contained in such representations and warranties shall be disregarded) when made and as of the Closing Date as if made on and as of the Closing Date, except (1) that such representations and warranties may be untrue or incorrect as a result of actions or transactions expressly permitted or required by this Agreement or actions or transactions of Seller or the Company made with the prior written consent of Buyer; (2) for such representations and warranties made as of a specified date, which shall be required to be true and correct only on and as of such specified date; and (3) for those failures to be true and correct that, individually or in the aggregate, do not constitute a Material Adverse Effect, and Seller and the Company have each performed and complied in all material respects with all agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by Seller and the Company, including those specifically referred to elsewhere in this Section7, and Seller and the Company shall have delivered to Buyer a certificate, dated as of the Closing Date in the form of Exhibit B hereto, and executed by the president of each of Seller and the Company, certifying as to the fulfillment of the conditions set forth in this Section 7.1.

7.1.2. Consents. All statutory requirements for the valid consummation by the Company and Seller of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals, including those of all federal, state (specifically the approval of the Kansas Insurance Department for Buyer to acquire the Shares and otherwise consummate this Transaction pursuant to the Agreement), any Governmental Body required to be obtained in order to permit the consummation of the Transactions, shall have been obtained in form and substance reasonably satisfactory to Buyer. All approvals of the Board of Directors and shareholders of the Company necessary for the consummation of this Agreement and the Transactions shall have been obtained.

7.1.3. Termination of Intercompany Agreements and Settlement of Intercompany Balances. All Intercompany Agreements shall be terminated on or before the Closing Date, and all Intercompany Balances shall be settled on or before the Closing Date.

7.1.4. Release of Encumbrances. All Encumbrances on the Shares shall be released on or prior to the Closing Date.

7.1.5. Material Adverse Effect. Except as set forth on Schedule 3.19, there has been no Material Adverse Effect with respect to the Company’s business position, outlook or potential since December 31, 2007.

7.1.6. Transfer Taxes. Seller shall be responsible for all stock transfer or stock gains taxes imposed on Seller in connection with this Agreement.

7.1.7. Documents to be Delivered by Seller and the Company. The following documents shall be delivered to Buyer at the Closing by Seller and the Company:

(a)	Secretary’s Certificate. Buyer shall have received a secretary’s certificate of the Company and Seller executed by the secretary of the Company and Seller respectively, dated the Closing Date, in substantially the same form as the form of certificate that is attached as Exhibit C and Exhibit D hereto.

(b)	Officer’s Certificate. Seller and the Company shall have delivered to Buyer the certificate required by Section 5.5.

(c)	Stock Certificates. Seller shall have delivered the Shares in proper form for transfer, accompanied by duly executed stock powers, free and clear of all Encumbrances, together with any stock transfer stamps or receipts for any transfer taxes required to be paid thereon.

(d)	Resignations. Buyer shall have received the resignations of each officer and director of the Company, effective as of the Closing Date.

7.2. Conditions to Seller and the Company’s Obligations. The obligation of Seller and the Company under this Agreement to consummate the Closing is subject to the conditions that:

7.2.1. Covenants, Representations and Warranties. Each of the representations and warranties of Buyer in contained in this Agreement shall be true as of the Effective Date of this Agreement and shall be true on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, and Buyer shall have performed and complied in all material respect with all agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by Buyer at or before the Closing Date, and Buyer shall have delivered to Seller and the Company a certificate, dated as of the Closing Date in the form of Exhibit E hereto, and executed by the president of Buyer, certifying as to the fulfillment of the conditions set forth in Section 7.2.

7.2.2. Consents. All statutory requirements for the valid consummation by Buyer of the transactions contemplated by this Agreement shall have been fulfilled and all authorizations, consents and approvals, including those of any Governmental Body required to be obtained in order to permit the consummation by Buyer of the Transactions, shall have been obtained in form and substance reasonably satisfactory to Seller. All corporate approvals of Buyer necessary for the consummation of this Agreement, and the Transactions shall have been obtained.

7.2.3. Documents to be Delivered by Buyer. The following documents shall be delivered to Seller and to the Company at the Closing by Buyer:

(a)	Secretary’s Certificate. Seller shall have received a secretary’s certificate executed by the secretary of Buyer, dated the Closing Date, in substantially the same form as the forms of certificate that is attached as Exhibit F hereto.

(b)	Regulatory Approvals. Evidence of regulatory approvals by the Kansas Insurance Department authorizing Buyer to complete the Transaction pursuant to the provisions of this Agreement.

(c)	Payments to Seller. Seller shall have received from Buyer the Closing Date Purchase Price net of the Escrow Sum.

8. Indemnification.

8.1. Indemnification.

8.1.1. Indemnification of Buyer. Except as provided in Section 8.4, Seller shall indemnify and hold harmless Buyer and each officer, director and Affiliate of Buyer, including without limitation, the Company or any successor of the Company (collectively, the “Buyer Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses (including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any litigation or proceeding) (collectively, the “Indemnifiable Costs”), which any of Buyer Indemnified Parties may sustain, or to which any of Buyer Indemnified Parties may be subjected, arising out of (1) any misrepresentation, breach or default by Seller or the Company of any of the representations, covenants, conditions, agreements or other provisions of this Agreement or any agreement or document executed in connection herewith by Seller or the Company (provided that, solely for purposes of determining the amount of Indemnifiable Costs suffered by Buyer upon a breach of any such representation or warranty, such representation or warranty shall be read without giving effect to any qualifications in such representation or warranty as to materiality, Material Adverse Effect, in all material respects and similar materiality qualifications contained in such representations and warranties); (2) any claim or liability against the Company or any of Buyer Indemnified Parties by any Person listed on Schedule 3.17 based upon facts occurring prior to Closing which form the alleged basis for any litigation, but only to the extent it was known to Seller and should have been, but was not, fully reflected for or fully reserved for in the Financial Statements as set forth on Schedule 3.17; (3) except as fully reserved for in the Financial Statements, the Company’s tortious acts or omissions to act prior to the Closing for which the Company was on notice or had actual knowledge of and not disclosed to Buyer and did not carry liability insurance for itself as the insured party, whether or not such acts or omissions to act result in a breach or violation of any representation or warranty; (4) any liability arising under ERISA or other Requirements of Laws with respect to the operation of, or in connection with the termination of, any Employee Benefit Plan listed on Schedule 3.24 prior to Closing, including any claims, Taxes, fines, fees or assessments associated therewith; (5) any claims or liability against the Company known at the time of signing of the Agreement assessed for periods prior to the Closing by any Governmental Body or representative for unclaimed property (also known as escheat, abandoned or residual property); (6) any indebtedness of the Company outstanding as of the Closing not expressly assumed by Buyer. This indemnification is expressly intended to apply notwithstanding any negligence (whether sole, concurrent, active or passive) or other fault or strict liability on the part of Buyer.

8.1.2. Indemnification of Seller. Except as provided in Section 8.4, Buyer agrees to indemnify and hold harmless Seller (collectively, the “Seller Indemnified Parties” from and against any and all Indemnifiable Costs, which any of Seller Indemnified Parties may sustain, or to which any of Seller Indemnified Parties may be subjected, (whether or not brought by a third party) arising out of (1) any misrepresentation, breach or default by Buyer of or under any of the warranties, representations, covenants, conditions, agreements of Buyer or other provisions of the Transaction Documents; or (2) any claim or liability against any of Seller Indemnified Parties by any Person based upon facts occurring or arising after the Closing Date. This indemnification is expressly intended to apply notwithstanding any negligence (whether sole, concurrent, active or passive) or other fault or strict liability on the part of Seller.

8.2. Defense of Claims.

8.2.1. Against any Buyer Indemnified Party. If any legal proceeding shall be instituted, or any claim or demand made, against any Buyer Indemnified Party in respect of which Seller may be liable hereunder, such Buyer Indemnified Party shall give prompt written notice (an “Indemnity Notice”) thereof to Seller and, except as otherwise provided in Section 8.3 below, Seller shall have the right to defend, or cause the Company or its successors to defend, any litigation, action, suit, demand, or claim for which such Buyer Indemnified Party may seek indemnification and such Buyer Indemnified Party shall extend reasonable cooperation in connection with such defense, which shall be at Seller’ expense; provided that, if in the reasonable judgment of Buyer, such litigation, action, suit, demand, or claim, or the resolution thereof, would have a material ongoing effect on Buyer, the Company or its successors, Buyer shall have the right to defend any litigation, action, suit, demand, or claim for which such Buyer Indemnified Party may seek indemnification, and Seller shall extend reasonable cooperation in connection with such defense.

(a)	In the event Seller fail or refuse to defend the same within a reasonable length of time, Buyer Indemnified Parties shall be entitled to assume the defense thereof, and Seller shall be liable to repay Buyer Indemnified Parties for all reasonable expenses incurred in connection with said defense (including reasonable attorneys’ fees and settlement payments) if it is determined that such request for indemnification was proper.

(b)	If Seller shall not have the right to assume the defense of any litigation, action, suit, demand, or claim in accordance with either of the two preceding sections, Buyer Indemnified Parties shall have the absolute right to control the defense of and to settle, in Buyer Indemnified Parties’ reasonable discretion such litigation, action, suit, demand, or claim, but Seller shall be entitled, at their own expense, to participate in such litigation, action, suit, demand, or claim.

8.2.2. Against Any Seller Indemnified Party. If any legal proceeding shall be instituted, or any claim or demand made, against any Seller Indemnified Party in respect of which Buyer or the Company may be liable hereunder, Seller shall give an Indemnity Notice thereof to Buyer and, except as otherwise provided in Section 8.3 below, Buyer and/or the Company shall have the right to defend any litigation, action, suit, demand, or claim for which Seller may seek indemnification, and such defense shall be at Buyer’s and the Company’s expense, as the case may be.

(a)	In the event Buyer or the Company, as the case may be, fails or refuses to defend the same within a reasonable length of time, Seller Indemnified Parties shall be entitled to assume the defense thereof, and Buyer and the Company shall be liable to repay Seller Indemnified Parties for all reasonable expenses incurred in connection with said defense (including reasonable attorneys’ fees and settlement payments) if it is determined that such request for indemnification was proper.

(b)	If Buyer or the Company shall not have the right to assume the defense of any litigation, action, suit, demand, or claim in accordance with either of the two preceding sections, Seller Indemnified Parties shall have the absolute right to control the defense of and to settle, in Seller Indemnified Parties’ reasonable discretion, such litigation, action, suit, demand, or claim, but Buyer or the Company, as the case may be, shall be entitled, at its own expense, to participate in such litigation, action, suit, demand, or claim.

8.3. Tax Indemnification.

8.3.1. Seller shall indemnify and hold harmless Buyer Indemnified Parties from and against any and all Indemnifiable Costs which any of Buyer Indemnified Parties may sustain, or to which any of Buyer Indemnified Parties may be subjected, arising out of any claim or liability for Taxes not fully accrued for in the Financial Statements of the Company as of the Closing Date and not used in the computation of the Purchase Price under Section 2.2.

8.3.2. In the event of an audit of any Tax Return of the Company with respect to which an Indemnified Party might be entitled to indemnification pursuant to this Section 8, the party having the potential indemnification obligation shall have the right to control, at its expense, any and all such audits which may result in the assessment of additional Taxes against the Company or Seller and any and all subsequent proceedings in connection therewith, including appeals. Each Party shall cooperate reasonably in all matters relating to any such audit or other Tax proceeding (including according access to all records pertaining thereto), and will execute and file any and all consents, powers of attorney, and other documents as shall be reasonably necessary in connection therewith. If additional Taxes are payable by the Company or Seller as a result of any such audit or other proceeding, the party with the indemnification obligation shall be responsible for and shall promptly pay all Taxes, interest, and penalties to which any of the Indemnified Parties shall be entitled to indemnification to the extent indemnification is required under this Section 8.

8.4. Limits on Indemnification. All Indemnifiable Costs sought by any party hereunder shall be net of any insurance proceeds received by such Person with respect to such claim or tax benefits to the extent actually received by such Person as a result of an indemnified claim. Regardless of any investigation at any time made by or on behalf of any Party hereto or of any information any Party may have in respect thereof:

8.4.1. The representations, warranties, covenants, and agreements respectively made by Seller and Buyer in this Agreement, in the Disclosure Schedule, or in any certificate respectively delivered by Seller or Buyer pursuant to Section 7 will survive the Closing and the Closing Date:

(a)	With respect to the representations and warranties of the Parties set forth in Sections 3.1, 3.3, 4.1 and 4.2, indefinitely

(b)	Until the expiration of all applicable statutes of limitations (including all periods of extension, whether automatic or permissive) in the case of the representations and warranties of Seller respectively set forth in Sections 3.2, 3.24, 3.26, 3.35 and 4.3;

(c)	Until the expiration of all applicable statutes of limitations (including all periods of extension, whether automatic or permissive; but excluding waiver or extension of the statute of limitation with respect to claims of fraud) in the case of the representations and warranties of Seller respectively set forth in Sections 3.13; and

(d)	Until the eighteenth month anniversary of the Closing Date in the case of all other representations, warranties, covenants, and agreements.

8.4.2. If a notice or demand for indemnification is given in accordance with Section 8.2 before expiration of the applicable time period referenced above, then (notwithstanding such time period) the representation, warranty, covenant, or agreement applicable to such claim shall survive until, but only for purposes of, resolution of such claim.

8.4.3. Seller shall not be obligated to pay any amounts for indemnification under this Section 8 until the aggregate indemnification obligation hereunder exceeds $50,000 in the aggregate (provided that, any liability pursuant to Section 8.3 shall not be subject to the $50,000 threshold), whereupon Seller shall be liable for all amounts for which indemnification may be sought. Notwithstanding the foregoing, in no event shall the aggregate liability of Seller hereunder exceed $4,000,000 in the aggregate.

8.4.4. Buyer shall not be obligated to pay any amounts for indemnification under this Section 8 until the aggregate indemnification obligation to the Company or Seller hereunder exceeds $50,000 in the aggregate, whereupon Buyer shall be liable for all amounts for which indemnification may be sought. Notwithstanding the foregoing, in no event shall the aggregate liability of Buyer under this Section 8 exceed $4,000,000 in the aggregate.

8.4.5. However, nothing in this Section 8 shall limit Buyer or Seller in exercising or securing any other remedies provided by this Agreement in regard to a Party’s default or breach of this Agreement.

8.4.6. Any settlement of a claim brought against an Indemnified Party must be consented to in writing by the Indemnified Party, and such consent shall not be unreasonably withheld. Neither Buyer nor Seller shall be liable for punitive damages pursuant to any claim made by another Party to this Agreement.

8.5. Exclusive Remedy as to Independent Claims Between the Parties. An action for damages under this Section 8 constitutes the sole and exclusive remedy of the Parties with respect to money damages regarding claims made under this Section 8, and each Party hereby irrevocably waives and releases the other from any and all claims and other causes of action relating to money damages regarding the provisions of this Section 8.

8.6. Payment of Indemnifiable Costs. All Indemnifiable Costs due to Buyer under this Section 8 shall be paid by the Escrow Agent from the Escrow Account until the balance thereof is exhausted, and any remaining Indemnifiable Costs due Buyer shall be paid by Seller by wire transfer of immediately available funds to an account designated by Buyer.

9. Termination.

9.1. Termination. This Agreement may be terminated, and the Transactions may be abandoned at any time before Closing as follows:

9.1.1. By mutual written agreement of the Parties;

9.1.2. By Buyer if (1) the Disclosure Schedule is not delivered to Buyer as provided in Section 5.6; or (2) if the Disclosure Schedule or other information provided to Buyer (including without limitation, any financial statements of the Company delivered pursuant to Section 5.5 discloses any change in, or event, trend condition or state of facts of any character than individually or in the aggregate has or may reasonably be expected to have a Material Adverse Effect on the Assets and Properties or the Business of the Company and such change, event, trend condition or state of facts has not been cured or eliminated within ten days after notice thereof has been given by Buyer to Seller, which notice must be given within ten days after delivery of the Disclosure Schedule pursuant to Section 5.6 or the date(s) of delivery of any of the financial statements pursuant to Section 5.5; provided that, at the time of such termination, Buyer has neither breached any of the covenants of Buyer set forth in Section 5 nor failed to satisfy, perform or comply with any of the conditions set forth in Section 6, in any material respect; or

9.1.3. By either of the Parties, if any of the regulatory approvals have been denied or refused, notwithstanding the best efforts of the Party having responsibility for obtaining such regulatory approvals;

9.1.4. At any time by Seller if any of the covenants of Buyer set forth in Section 5 shall have been breached or any of the conditions for Seller’s obligations set forth in Section 6 (other than the receipt of all regulatory approvals) shall not have been satisfied, performed or complied with by Buyer in any material respect as and when required (but in any event at or before Closing) and such breach, non-satisfaction, non-performance or non-compliance has not been cured or eliminated within 30 calendar days after notice thereof has been given to Buyer; provided that, at the time of such termination Seller has neither breached any of the covenants of Seller set forth in Section 5 nor failed to satisfy, perform or comply with any of the conditions set forth in Section 6, in any material respect; or

9.1.5. At any time by Buyer if any of the covenants of Seller set forth in Section 5 shall have been breached or any of the conditions for Buyer’s obligations set forth in Section 6 (other than the receipt of all regulatory approvals) shall not have been satisfied, performed or complied with by Seller in any material respect as and when required (but in any event at or before Closing) and such breach, non-satisfaction, non-performance or non-compliance has not been cured or eliminated within 30 calendar days after notice thereof has been given to Seller; provided that, at the time of such termination Buyer has neither breached any of the covenants of Buyer set forth in Section 5 nor failed to satisfy, perform or comply with any of the conditions set forth in Section 6, in any material respect; or

9.1.6. At any time after December 31, 2008, by either Seller or Buyer, if Closing shall not have occurred on or before such date and if such failure is not caused by a breach of this Agreement (or any representation, warranty, covenant or agreement included herein) by the party electing to terminate pursuant to this Section 9.1.6; provided that, if Closing cannot take place by that date by reason of any delay in obtaining any regulatory approval required under Section 7, which delay is not in the control of Buyer, Buyer may request an extension of the date set forth in this Section 9.1.6 until the fifth Business Day next following the date the last of such approvals is expected to be obtained (but not later than February 28, 2009), and Seller shall not unreasonably withhold its consent to such extension.

9.2. Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement will forthwith become null and void, and there will be no liability on the party of Seller or Buyer (or any of their respective officers, directors, employees, agents, consultants or other representatives) except as provided in this Section 9.2, which will survive any continue to apply following any termination of this Agreement. If this Agreement is terminated by the Parties or any Party pursuant to Section 9.1 (other than Section 9.1.4), the Escrow Account shall be terminated, and the Escrow Sum shall be paid by the Escrow Agent to Buyer. If this Agreement is terminated by Seller pursuant to Section 9.1.4, the Escrow Account shall be terminated, and the Escrow Sum shall be paid by the Escrow Agent to Seller, as liquidated damages in full settlement and release of any further claims by the Company and Seller against Buyer arising out of, or in any way relating to this Agreement or the Transaction. Any termination of this Agreement by Buyer will not relieve Seller or the Company of any liability damages that Buyer may have against Seller or the Company by reason of Seller’s or the Company’s breach of this Agreement (or any representation, warranty, covenant or agreement included herein or in the Disclosure Schedule).

10. Miscellaneous.

10.1. Modifications. This Agreement may be modified or amended only by a writing duly executed by or on behalf of Seller, the Company and Buyer.

10.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on the first attempted delivery by United States Postal Service, or if sent by facsimile or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective Parties hereto as follows:

If to the Company, to:

First Life America Corporation

1303	SW First American Place

Topeka, Kansas 66604

Attention: Chet Stone, President

With a copy (which shall not constitute notice) to:

Brooke Capital Corporation

8500 College Boulevard

Overland Park, Kansas 66210

Attention: Cynthia W. Scherb, General Counsel

If to Seller, to:

Brooke Capital Corporation

8500 College Boulevard

Overland Park, Kansas 66210

Attention: Kyle L. Garst, President & CEO

With a copy (which shall not constitute notice) to:

Brooke Capital Corporation

8500 College Boulevard

Overland Park, Kansas 66210

Attention: Cynthia W. Scherb, General Counsel

If to Buyer, to:

First Trinity Financial Corporation

7633	East 63rd Place, Suite 230

Tulsa, Oklahoma 74133

Attention: Gregg Zahn, President

With a copy (which shall not constitute notice) to:

Thompson, Coe, Cousins & Irons, LLP

701	Brazos

1500 Austin Centre

Austin, Texas 78701

Attention: David D. Knoll, Esq.

or to such other address as to any Party hereto as such Party shall designate by like notice to the other Parties hereto.

10.3. Counterparts; Facsimile Transmission. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument, and in making proof of this Agreement, it shall never be necessary to produce or account for more than one such counterpart. Signatures of a Party to this Agreement or other documents executed in connection herewith which are sent to the other Parties by facsimile transmission shall be binding as evidence of acceptance of the terms hereof or thereof by such signatory Party, with originals to be circulated to the other Parties in due course.

10.4. Expenses. Each of the Parties hereto agrees to bear its own Transaction expenses and brokerage fees in connection with the Transactions. Seller shall bear all of Seller’ and, with respect to pre-Closing expenses, the Company’s legal and accounting expenses associated with the Transactions.

10.5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of Buyer, the Company and Seller, their heirs, representatives, successors, and permitted assigns, in accordance with the terms hereof. This Agreement shall not be assignable by the Company or Seller without the prior written consent of Buyer. This Agreement shall be assignable by Buyer to a wholly owned Subsidiary of Buyer or a wholly-owned Subsidiary of any such Subsidiary without the prior written consent of Seller, but any such assignment shall not relieve Buyer of its obligations hereunder. In addition, Buyer may grant a security interest in or collaterally assign its rights hereunder to the senior lender of any direct or indirect parent of the Company or Buyer.

10.6. Entire and Sole Agreement. This Agreement and the other schedules and agreements referred to herein, constitute the entire agreement between the Parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof.

10.7. Certain Understandings. Each of the Parties hereto is sophisticated and was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Each of the Parties hereto hereby acknowledges that (1) there are no representations or warranties by or on behalf of any Party hereto or any of its respective Affiliates or representatives other than those expressly set forth in this Agreement and as set forth in the certificates to be delivered pursuant to Section 5; (2) no Party has relied or will rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement (including the Disclosure Schedule) and as set forth in the certificates to be delivered pursuant to Section 5; and (3) the Parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

10.8. Governing Law. It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Kansas without regard to its rules of conflicts of laws. Any claim, complaint, or action brought under this Agreement shall be brought in a court of competent jurisdiction in the State of Kansas, whose courts shall have exclusive jurisdiction over claims, complaints, or actions brought under this Agreement, and the Parties hereby agree and submit to the personal jurisdiction and venue thereof.

10.9. Invalid Provisions. If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided that, if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision and be legal, valid and enforceable. Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all Parties hereto.

10.10. Public Announcements. No Party shall make any public announcement of the Transactions without the prior consent of the other Party, which consent shall not be unreasonably withheld; provided that, any Party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing Party will advise the other Parties prior to making the disclosure and provide a reasonable opportunity for review and comment prior to making the disclosure).

10.11. Remedies Cumulative. Subject to Sections 8.5 and 9.2 hereof, the remedies of the Parties under this Agreement are cumulative and shall not exclude any other remedies to which any Party may be lawfully entitled.

10.12. Waiver. No failure or delay on the part of any Party in exercising any right, power, or privilege hereunder or under any of the documents delivered in connection with this Agreement shall operate as a waiver of such right, power, or privilege; nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

10.13. Waiver of Jury Trial. Each Party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding directly or indirectly arising out of, under or in connection with this Agreement.

10.14. Breach or Violation. The Parties hereto acknowledge that any breach of Section 7 would cause the non-breaching Party substantial irreparable injury. The Parties agree that in the event of any such breach, in addition to any damages allowed by law, the non-breaching Party shall be entitled to injunctive and/or other equitable relief.

10.15. Exhibits and Schedules. The exhibits and schedules to this Agreement are hereby incorporated into and made a part hereof and are an integral part of this Agreement. All exhibits and schedules annexed hereto or delivered in connection herewith are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one schedule shall be deemed to have been disclosed on each other schedule for which it is readily apparent that the information in such schedule is responsive notwithstanding any reference to a specific schedule. Disclosure of any item on any schedule shall not constitute an admission or indication that such item or matter is Material or would have Material Adverse Effect. No disclosure on a schedule relating to a (1) possible breach or violation of any contract or the Requirements of Laws shall be construed as an admission or indication that such breach or violation exists or has actually occurred, or (2) a required consent shall be construed as an admission or indication that such consent is required in connection with the transactions contemplated hereby.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be duly executed as of the date and year first above written.
BUYER:

FIRST TRINITY FINANCIAL CORPORATION

By:

Name:	Gregg Zahn

Title:	President

THE COMPANY:

FIRST LIFE AMERICA CORPORATION
By:

Name:	Chet Stone

Title:	President

SELLER:

BROOKE CAPITAL CORPORATION
By:

Name:	Kyle L. Garst

Title: President & CEO